NOVARTIS | Reimagining Medicine

Novartis Fourth Quarter and Full Year 2021

Condensed financial report – supplementary data

Novartis Global Communications

Novartis Fourth Quarter and Full Year 2021 Condensed Financial Report – Supplementary Data

INDEX
Page
GROUP AND DIVISIONAL OPERATING PERFORMANCE
Group
3
Innovative Medicines
7
Sandoz
14
CASH FLOW AND GROUP BALANCE SHEET
16
INNOVATION REVIEW
19
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
22
Consolidated statements of comprehensive income
24
Consolidated balance sheets
25
Consolidated statements of changes in equity
26
Consolidated statements of cash flows
29
Notes to condensed consolidated financial statements, including update on legal proceedings
31
SUPPLEMENTARY INFORMATION
50
CORE RESULTS
Reconciliation from IFRS results to core results
52
Group
54
Innovative Medicines
56
Sandoz
57
Corporate
58
ADDITIONAL INFORMATION
Income from associated companies
58
Condensed consolidated changes in net debt / Share information
59
Free cash flow
60
Effects of currency fluctuations
63
DISCLAIMER
65

Group
Key Figures
	Q4 2021 USD m	Q4 2020 USD m	% change USD	% change cc	FY 2021 USD m	FY 2020 USD m	% change USD	% change cc 1

Net sales to third parties	13 229	12 770	4	6	51 626	48 659	6	4

Divisional operating income	2 854	2 758	3	6	12 288	10 215	20	18

Corporate income and expense, net	-292	-114	-156	-154	-599	-63	nm	nm

Operating income	2 562	2 644	-3	-1	11 689	10 152	15	13

As % of net sales	19.4	20.7			22.6	20.9

Income from associated companies	14 621	141	nm	nm	15 339	673	nm	nm

Interest expense	-206	-201	-2	-3	-811	-869	7	6

Other financial income and expense	-26	-25	-4	28	-80	-78	-3	44

Income taxes	-645	-460	-40	-41	-2 119	-1 807	-17	-17

Net income	16 306	2 099	nm	nm	24 018	8 071	198	195

Basic earnings per share (USD)	7.29	0.92	nm	nm	10.71	3.55	202	200

Cash flows from operating activities	3 884	4 005	-3		15 071	13 650	10

Free cash flow [1]	3 027	3 342	-9		13 282	11 691	14

Core [1]

Core operating income	3 819	3 501	9	12	16 588	15 416	8	6

As % of net sales	28.9	27.4			32.1	31.7

Core net income	3 135	3 034	3	6	14 094	13 158	7	5

Core basic earnings per share (USD)	1.40	1.34	4	7	6.29	5.78	9	7

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 50. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

nm = not meaningful

Strategy Update
Novartis is a focused medicines company. During 2021 we continued to build depth in five core therapeutic areas (Cardio-Renal, Immunology, Neuroscience, Oncology and Hematology), strength in technology platforms (Targeted Protein Degradation, Cell Therapy, Gene Therapy, Radioligand Therapy, and xRNA), and have a balanced geographic footprint. Our confidence to grow sales in the near-term is driven by multi-billion-dollar sales from: Cosentyx, Entresto, Kesimpta, Zolgensma, Kisqali and Leqvio. To fuel further growth through 2030 and beyond, we have 20+ new assets with at least USD 1 billion sales potential, that could be approved by 2026. Novartis is also pioneering the shift to advanced technology platforms.
Novartis sold its investment in Roche Holding AG (Roche), in a single bilateral transaction for USD 20.7 billion, consistent with our strategy as a focused medicines company.
The strategic review of Sandoz is progressing, we expect to provide an update, at the latest, by the end of 2022. The review will explore all options, ranging from retaining the business to separation, in order to determine how to best maximize value for our shareholders.
We remain disciplined and shareholder focused in our capital allocation as we balance investing in our business, through organic investments and value-creating bolt-ons, with returning capital to shareholders via our growing annual dividend and share buybacks.
Novartis continued to make significant strides in building trust with society. We committed to carbon neutral emissions: Scope 1 and 2 by 2025, Scope 1, 2 and 3 by 2030, and net zero emissions across our value chain by 2040. Novartis ESG efforts have been recognized by upgrades from several third party ESG rating agencies. Our culture journey towards an inspired, curious and unbossed organization continues, in order to drive performance and competitiveness in the long-term.
Financials
Fourth quarter
Net sales
Net sales were USD 13.2 billion (+4%, +6% cc) in the fourth quarter driven by volume growth of 11 percentage points, including 1 percentage point relating to a reclassification of contract manufacturing from other revenues to sales. Volume growth was partly offset by price erosion of 3 percentage points and the negative impact from generic competition of 2 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 292 million, compared to an expense of USD 114 million in prior year, mainly driven by prior year fair value adjustment on contingent receivables related to intellectual property rights, adjustments to provisions on M&A transactions, partially offset by higher contributions from the Novartis Venture Fund.
Operating income
Operating income was USD 2.6 billion (-3%, -1% cc) as higher sales were more than offset by higher M&S and R&D investments and lower gains from divestments, financial assets, and contingent considerations.
Core operating income was USD 3.8 billion (+9%, +12% cc) driven by higher sales, partly offset by higher investments in M&S and R&D. Core operating income margin was 28.9% of net sales, increasing by 1.5 percentage points (+1.6 percentage points cc).
Income from associated companies
Income from associated companies increased to USD 14.6 billion in the current year from USD 141 million in the prior year, an increase of USD 14.5 billion. This increase was mainly due to the gain of USD 14.6 billion recognized on the divestment of our investment in Roche. As a result of the decision to divest our investment in Roche, the Group discontinued the recognition of its share of income of Roche from November 3, 2021.

Excluding the divestment gain from our investment in Roche, income from associated companies decreased to USD 65 million, compared to USD 141 million in prior year, mainly due to the discontinuance of the recognition of the Group’s share of income of Roche from November 3, 2021.
Core income from associated companies decreased to USD 93 million from USD 229 million in the prior year due to a lower estimated core income contribution from Roche for the current period. This decrease was also driven by the discontinuance of the recognition of the Group’s share of income of Roche from November 3, 2021, as a result of the decision to divest our investment in Roche.
Interest expense and other financial income/expense
Interest expense amounted to USD 206 million and other financial income and expense amounted to a net expense of USD 26 million both in line with prior year.
Core interest expense amounted to USD 206 million and core other financial income and expense amounted to a net expense of USD 24 million both in line with prior year.
Income taxes
The tax rate was 3.8% compared to 18.0% in the prior year. In the current year period the tax rate decreased due to the impact of the divestment gain recognized on the sale of our investment in Roche, partly offset by uncertain tax positions and prior-year items. The prior year tax rate increased due to impact of uncertain tax positions and the effect of adjusting to the full year tax rate, which was higher than previously estimated.
Excluding these impacts, the rate would have been 15.9% compared to 15.6% in the prior year. The increase from prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax from continuing operations) was 14.9% compared to 13.5% in the prior year. The current and prior year period core tax rate were both impacted by the effect of adjusting to the full year core tax rate, which was less than previously estimated.
Net income, EPS and free cash flow
Net income was USD 16.3 billion, benefiting from the Roche divestment gain of USD 14.6 billion. EPS was USD 7.29.
Core net income was USD 3.1 billion (+3%, +6% cc), mainly driven by growth in core operating income, partly offset by lower income from associated companies due to the divestment of our investment in Roche and a higher tax rate. Core EPS was USD 1.40 (+4%, +7% cc), growing ahead of core net income.
Free cash flow amounted to USD 3.0 billion (-9% USD), compared to USD 3.3 billion in the prior year quarter. Higher operating income adjusted for non-cash items and other adjustments was more than offset by higher income taxes paid and lower divestment proceeds.
Full year
Net sales
Net sales were USD 51.6 billion (+6%, +4% cc) in the full year. Volume contributed 8 percentage points to sales growth, partly offset by price erosion of 2 percentage points and the negative impact from generic competition of 2 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 599 million, compared to an expense of USD 63 million in prior year, mainly driven by royalty settlement gains related to intellectual property rights in the prior year, lower contributions from the Novartis Venture Fund, prior year fair value adjustment on contingent receivables related to intellectual property rights and adjustments to provision on M&A transactions.
Operating income
Operating income was USD 11.7 billion (+15%, +13% cc), mainly driven by higher sales and lower legal expenses, partly offset by increased M&S and R&D investments and higher amortization.

Core operating income was USD 16.6 billion (+8%, +6% cc) benefiting from higher sales, partly offset by increased M&S and R&D investments. Core operating income margin was 32.1% of net sales, increasing by 0.4 percentage points (+0.5 percentage points cc).
Income from associated companies
Income from associated companies increased to USD 15.3 billion in the current year from USD 673 million in the prior year, an increase of USD 14.7 billion. This increase was mainly due to the gain of USD 14.6 billion recognized on the divestment of our investment in Roche. As a result of the decision to divest our investment in Roche, the Group discontinued the recognition of its share of income of Roche from November 3, 2021.
Excluding the divestment gain from our investment in Roche, income from associated companies increased to USD 783 million, compared to USD 673 million in prior year, mainly due to the increase in the share of income from Roche. The estimated income for Roche through November 3, 2021, net of amortization, was USD 745 million compared to USD 741 million in prior full year period. A positive prior year true up of USD 40 million has been recognized in the first quarter of 2021, compared to a negative true up of USD 64 million in the first quarter of 2020.
Core income from associated companies decreased to USD 1.0 billion from USD 1.1 billion in prior year due to a lower estimated core income contribution from Roche Holding AG for the current period due to the discontinuance of the recognition of the Group’s share of income of Roche from November 3, 2021, as a result of the decision to divest our investment in Roche.
Interest expense and other financial income/expense
Interest expense decreased to USD 811 million from USD 869 million in prior year, mainly due to lower interest expense on financial debts.
Other financial income and expense amounted to a net expense of USD 80 million in line with a net expense of USD 78 million in the prior year.
Core interest expense decreased to USD 811 million from USD 869 million in prior year, mainly due to lower interest expense on financial debts.
Core other financial income and expense amounted to a net expense of USD 41 million compared to a net expense of USD 83 million in the prior year mainly due to lower currency losses.
Income taxes
The tax rate was 8.1% compared to 18.3% in the prior year. In the current year, the tax rate decreased due to the impact of the divestment gain recognized on the sale of our investment in Roche, partially offset by uncertain tax positions and prior-year items. The prior year tax rate was impacted by the effect of non-deductible legal charges and uncertain tax positions.
Excluding these impacts, the rate would have been 15.7% compared to 15.6% in the prior year. The increase from prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax from continuing operations) was 15.8% compared to 15.4% in the prior year. The increase from prior year was mainly the result of a change in profit mix.
Net income, EPS and free cash flow
Net income was USD 24.0 billion, benefiting from the USD 14.6 billion gain from the divestment of our investment in Roche. EPS was USD 10.71.
Core net income was USD 14.1 billion (+7%, +5% cc). Core EPS was USD 6.29 (+9%, +7% cc), growing faster than core net income and benefiting from lower weighted average number of shares outstanding.
Free cash flow amounted to USD 13.3 billion (+14% USD), compared to USD 11.7 billion in 2020. This increase was mainly driven by higher operating income adjusted for non-cash items and other adjustments, and lower payments out of provisions, mainly due to legal matters in the prior year, partly offset by USD 650 million upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd.

Innovative Medicines
	Q4 2021 USD m	Q4 2020 USD m	% change USD	% change cc	FY 2021 USD m	FY 2020 USD m	% change USD	% change cc

Net sales	10 704	10 233	5	7	41 995	39 013	8	6

Operating income	2 468	2 386	3	6	10 688	9 172	17	15

As % of net sales	23.1	23.3			25.5	23.5

Core operating income	3 596	3 212	12	15	15 215	13 645	12	10

As % of net sales	33.6	31.4			36.2	35.0

Fourth quarter
Net sales
Net sales were USD 10.7 billion (+5%, +7% cc) with volume contributing 11 percentage points to growth, including 1 percentage point relating to contract manufacturing revenue reclassification. Generic competition had a negative impact of 3 percentage points, mainly due to Afinitor, Gleevec/Glivec, DuoTrav/Travatan, Exforge and Ciprodex. Net pricing had a negative impact of 1 percentage point on sales growth.
In the US (USD 3.9 billion) sales grew +8% driven by Entresto, Kesimpta and Cosentyx. In Europe (USD 3.8 billion, +4%, +8% cc) sales growth was driven by Kisqali and Entresto. Emerging Growth Markets grew +9% (+11% cc), despite China sales of USD 0.6 billion (0%, -4% cc) due to bi-annual National Reimbursement Drug List (NRDL) pricing reductions on certain products.
Pharmaceuticals BU sales were USD 6.8 billion (+7%, +9% cc) with continued strong growth from Entresto (USD 949 million, +33%, +34% cc), Cosentyx (USD 1.2 billion, +12%, +13% cc), Kesimpta (USD 147 million), Zolgensma (USD 342 million, +35%, +36% cc) and Ilaris (USD 284 million, +18%, +23% cc), partly offset by generic competition mainly for DuoTrav/Travatan, Exforge and Ciprodex. The USD 108 million reclassification of contract manufacturing revenue recognized in Established Medicines contributed 2 percentage points to Pharmaceuticals BU sales growth.
Oncology BU sales were USD 3.9 billion (+1%, +3% cc), driven by strong performance from Kisqali (USD 285 million, +55%, +58% cc), Tafinlar+Mekinist (USD 458 million, +12%, +14% cc), Promacta/Revolade (USD 518 million, +10%, +12% cc) and Jakavi (USD 408 million, +9%, +12% cc) partly offset by generic competition mainly for Afinitor, Gleevec/Glivec and Exjade.
Operating income
Operating income was USD 2.5 billion (+3%, +6% cc), mainly driven by strong sales growth, partly offset by higher spend and lower gains from divestments and financial assets. Operating income margin was 23.1% of net sales, decreasing 0.2 percentage points (-0.1 percentage points in cc).
Core adjustments were USD 1.1 billion, mainly due to amortization, compared to USD 0.8 billion in prior year. Core adjustments increased compared to prior year mainly due to lower gains from divestments and financial assets.
Core operating income was USD 3.6 billion (+12%, +15% cc) mainly driven by higher sales and productivity, partly offset by higher spend. Core operating income margin was 33.6% of net sales, increasing 2.2 percentage points (+2.4 percentage points cc). Core gross margin as a percentage of sales increased by 0.7 percentage points (cc) mainly driven by productivity. Core R&D expenses as a percentage of net sales decreased by 0.3 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.8 percentage points (cc). Core Other Income and Expense net increased the margin by 0.6 percentage points (cc).
Full year
Net sales
Net sales were USD 42.0 billion (+8%, +6% cc). Volume contributed 9 percentage points to growth. Generic competition had a negative impact of 3 percentage points. Pricing had a negligible impact on sales growth.
In the US (USD 15.0 billion) sales grew +5% driven by Entresto, Cosentyx and Kesimpta. In Europe (USD 14.9 billion, +11%, +8% cc) sales growth was driven by Zolgensma, Entresto, Kisqali, Jakavi, and Lucentis. Emerging Growth

Markets grew +12% (+11% cc) driven by China sales of USD 2.8 billion (+18%, +10% cc) with the launches of Entresto and Cosentyx.
Pharmaceuticals BU grew +9% (+7% cc) driven by Entresto (USD 3.5 billion, +42%, +40% cc), Cosentyx (USD 4.7 billion, +18%, +17% cc), Zolgensma (USD 1.4 billion, +47%, +46% cc) and Kesimpta (USD 372 million), partly offset by generic competition mainly for Ciprodex and Diovan. Growth drivers and launches, contributed 52% of sales, up from 43% in the prior year.
Oncology BU grew +5% (+4% cc) driven by Promacta/Revolade (USD 2.0 billion, +16%, +15% cc), Kisqali (USD 937 million, +36%, +36% cc), Jakavi (USD 1.6 billion, +19%, +16% cc), Tafinlar+Mekinist (USD 1.7 billion, +10%, +8% cc) and Kymriah (USD 587 million, +24%, +22% cc), partly offset by generic competition mainly for Afinitor, Gleevec/Glivec and Exjade. Growth drivers and launches, contributed 51% of sales, up from 45% in the prior year.
Operating income
Operating income was USD 10.7 billion (+17%, +15% cc), mainly driven by sales growth, lower impairments and lower legal expenses, partly offset by higher spend, amortization and restructuring. Operating income margin was 25.5% of net sales, increasing 2.0 percentage points (+2.0 percentage points in cc).
Core adjustments were USD 4.5 billion, mainly due to amortization. Core adjustments were in line with prior year (USD 4.5 billion) as lower impairments and lower legal expenses were offset by higher amortization and restructuring.
Core operating income was USD 15.2 billion (+12%, +10% cc) mainly driven by sales growth and productivity, partly offset by higher spend. Core operating income margin was 36.2% of net sales, increasing 1.2 percentage points (+1.3 percentage points cc). Core gross margin increased by 0.6 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.2 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.6 percentage points (cc). Core Other Income and Expense net decreased the margin by 0.1 percentage points (cc).

ONCOLOGY BUSINESS UNIT (Q4 UPDATES)
	Q4 2021	Q4 2020	% change	% change	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Hematology
Tasigna	508	513	-1	1	2 060	1 958	5	4

Promacta/Revolade	518	471	10	12	2 016	1 738	16	15

Jakavi	408	376	9	12	1 595	1 339	19	16

Gleevec/Glivec	233	291	-20	-19	1 024	1 188	-14	-15

Kymriah	143	141	1	4	587	474	24	22

Exjade/Jadenu	129	156	-17	-15	563	653	-14	-16

Adakveo	43	34	26	27	164	105	56	56

Other	90	93	-3	-3	354	327	8	6

Total Hematology	2 072	2 075	0	2	8 363	7 782	7	6

Solid Tumor
Tafinlar + Mekinist [1]	458	408	12	14	1 693	1 542	10	8

Sandostatin	345	363	-5	-4	1 413	1 439	-2	-3

Afinitor/Votubia	174	259	-33	-31	938	1 083	-13	-14

Kisqali	285	184	55	58	937	687	36	36

Votrient	139	147	-5	-4	577	635	-9	-10

Lutathera	115	109	6	6	475	445	7	6

Piqray	87	84	4	3	329	320	3	3

Tabrecta	27	17	59	57	90	35	157	155

Other	159	171	-7	-5	661	743	-11	-13

Total Solid Tumor	1 789	1 742	3	4	7 113	6 929	3	2

Total Novartis Oncology business unit	3 861	3 817	1	3	15 476	14 711	5	4

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy
HEMATOLOGY
Tasigna (USD 508 million, -1%, +1% cc) sales growth was mainly driven by US and Emerging Growth Markets, partially offset by a decline in Europe and Japan.
Promacta/Revolade (USD 518 million, +10%, +12% cc) showed growth across all regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA).
Jakavi (USD 408 million, +9%, +12% cc) showed double-digit growth, which was driven by strong demand in the myelofibrosis and polycythemia vera indications. Regulatory filings based on the REACH2 and REACH3 trials in steroid-resistant/dependent graft-versus-host disease (GvHD) are under review and approvals are expected in 2022.
Gleevec/Glivec (USD 233 million, -20%, -19% cc) declined due to increased generic competition.
Kymriah (USD 143 million, +1%, +4% cc) sales grew in Japan, US and Emerging Growth Markets, partially offset by a decline in Europe. Coverage continued to expand, with more than 350 qualified treatment centers in 30 countries having coverage for at least one indication. Regulatory submissions for Kymriah in follicular lymphoma in the US and EU were completed in October 2021.
Exjade/Jadenu (USD 129 million, -17%, -15% cc) declined across all regions due to pressure from generic competition.
Adakveo (USD 43 million, +26%, +27% cc) launch continued to progress worldwide with continuous double-digit growth in cumulative patients in the US in 2021, despite COVID-19 challenges. In the UK, NICE recommendation was received in October 2021.

SOLID TUMORS
Tafinlar + Mekinist (USD 458 million, +12%, +14% cc) saw growth driven by BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive metastatic melanoma market. Tafinlar + Mekinist is approved in over 80 countries and remains the worldwide targeted therapy leader in BRAF+ melanoma.
Sandostatin (USD 345 million, -5%, -4% cc) declined mainly in Europe due to ongoing competitive pressure, including generics impact.
Afinitor/Votubia (USD 174 million, -33%, -31% cc) declined due to generic competition. In the US, generic competition for the 10mg and disperse formulation entered in October 2021.
Kisqali (USD 285 million, +55%, +58% cc) sales grew across all geographies driven by the longest overall survival benefit reported in HR+/HER2- advanced breast cancer. It is the only CDK4/6 inhibitor with proven OS benefit across all three Phase III trials of the MONALEESA program with different endocrine therapy partners, regardless of menopausal status or line of therapy. Kisqali is approved in 96 countries and is currently used to treat more than 44,000 patients worldwide. Novartis is in US ANDA litigation with generic manufacturers.
Votrient (USD 139 million, -5%, -4% cc) declined due to increased competition in US and Japan.
Lutathera (USD 115 million, +6%, +6% cc) sales grew in all regions with approximately 450 centers now actively treating patients globally.
Piqray (USD 87 million, +4%, +3% cc) sales grew in Europe and Emerging Growth Markets. Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognosis. Piqray is approved in more than 60 countries and is currently used to treat more than 3,100 patients with the PIK3CA mutation.
Tabrecta (USD 27 million, +59%, +57% cc) US launch continues to progress well. Tabrecta is the first and only therapy approved by the US FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14), as detected by an FDA-approved test using tissue and blood. Tabrecta is approved in 9 countries.
PHARMACEUTICAL BUSINESS UNIT (Q4 UPDATES)
Immunology, Hepatology and Dermatology
	Q4 2021	Q4 2020	% change	% change	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology, Hepatology and Dermatology
Cosentyx	1 243	1 109	12	13	4 718	3 995	18	17

Ilaris	284	240	18	23	1 059	873	21	22

Total Immunology, Hepatology and Dermatology	1 527	1 349	13	15	5 777	4 868	19	18

Xolair sales for all indications are reported in the Respiratory and Allergy franchise
Cosentyx (USD 1.2 billion, +12%, +13% cc) saw strong growth driven by continued underlying demand across indications in the US and Europe and strong volume growth in China following National Reimbursement Drug List (NRDL) listing in Q1 2021. On December 22, 2021 Cosentyx received US FDA approval for the treatment of active enthesitis-related arthritis (ERA) in patients aged four years and older, and active juvenile psoriatic arthritis (JPsA) in patients two years and older. Cosentyx is the only biologic treatment approved for children and adolescents for both ERA and PsA (two years of age and older) in the US.
Ilaris (USD 284 million, +18%, +23% cc) strong sales were driven by continued growth across most regions. Contributors to continuing growth include the launch of adult-onset Still’s disease, the other adult rheumatology indications in the US and Periodic Fever Syndromes (PFS) indications in Europe.

Neuroscience
	Q4 2021	Q4 2020	% change	% change	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Gilenya	656	760	-14	-12	2 787	3 003	-7	-9

Zolgensma	342	254	35	36	1 351	920	47	46

Kesimpta	147	14	nm	nm	372	15	nm	nm

Mayzent	81	57	42	46	281	170	65	65

Aimovig	59	56	5	6	215	164	31	27

Other	12	12	0	-17	46	51	-10	-14

Total Neuroscience	1 297	1 153	12	14	5 052	4 323	17	15

nm = not meaningful
Gilenya (USD 656 million, -14%, -12% cc) sales declined due to increased competition. Novartis has been in US patent litigation with manufacturers of generic and other tablet forms of Gilenya. In January 2022, the US Court of Appeals for the Federal Circuit affirmed an earlier decision by the US District Court in Delaware finding the dosage regimen patent valid and infringed.
Zolgensma (USD 342 million, +35%, +36% cc) had a strong fourth quarter driven by expanding access in Europe and Emerging Growth Markets, combined with steady US sales. Zolgensma is now approved in 42 countries.
Kesimpta (USD 147 million) sales were driven by launch uptake, strong access and increased demand based on a superior risk-benefit profile. To initiate access, Kesimpta is being provided free of charge for US patients who are eligible for reimbursement until they are covered by their insurance. The share of Novartis free goods is decreasing as reimbursement progresses. Kesimpta is now approved in 64 countries.
Mayzent (USD 81 million, +42%, +46% cc) continued to grow, driven by fulfilling an important unmet need in MS patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral disease modifying therapy (DMT) studied and proven to delay disease progression in a broad SPMS patient population. Mayzent is now approved in 67 countries.
Aimovig (USD 59 million, ex-US, ex-Japan +5%, +6% cc). Effective January 1, 2022, Novartis and Amgen reached an agreement to settle all remaining claims in the litigation. Novartis returns its Aimovig US rights to Amgen who is now exclusively commercializing Aimovig in the US. Novartis’ ex-US rights remain unaffected and Novartis will continue to commercialize Aimovig in the rest of the world, with the exception of Japan. Amgen will no longer pay royalties to Novartis on sales of Aimovig in the United States, and the parties’ cost sharing for commercialization of Aimovig in the United States ceases. The parties will continue to share development expenses worldwide in accordance with the relevant agreements. Other terms of the settlement are confidential. Aimovig has been prescribed to over 620,000 patients worldwide in the post-trial setting.
Ophthalmology
	Q4 2021	Q4 2020	% change	% change	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Ophthalmology
Lucentis	508	530	-4	-2	2 160	1 933	12	8

Xiidra	134	108	24	24	468	376	24	24

Beovu	51	37	38	41	186	190	-2	-3

Other	361	450	-20	-18	1 516	1 911	-21	-22

Total Ophthalmology	1 054	1 125	-6	-4	4 330	4 410	-2	-4

Lucentis (USD 508 million, -4%, -2% cc) sales declined versus prior year mainly in Emerging Growth Markets and Japan, partly offset by growth in Europe.
Xiidra (USD 134 million, +24%, +24% cc) showed strong double-digit growth, benefiting from a larger multi-channel direct-to-consumer campaign in the US and increasing educational engagement with the health community, all of which has increased brand awareness among diagnosed patients suffering from symptoms of Dry Eye Disease. In the US, Novartis is in ANDA litigation with generic manufacturers.

Beovu (USD 51 million, +38%, +41% cc) sales grew mainly in Europe, Emerging Growth Markets and Japan following continued geographic expansion. Beovu is now approved in 73 countries.
Other ophthalmology products declined mainly due to generic impacts in the US, primarily for Travatan and Ciprodex.
Cardiovascular, Renal and Metabolism
	Q4 2021	Q4 2020	% change	% change	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, Renal and Metabolism
Entresto	949	716	33	34	3 548	2 497	42	40

Leqvio	4		nm	nm	12		nm	nm

Other						1	nm	nm

Total Cardiovascular, Renal and Metabolism	953	716	33	35	3 560	2 498	43	40

nm = not meaningful
Entresto (USD 949 million, +33%, +34% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for HF patients (with reduced ejection fraction). Sales in the US continue to benefit from the FDA approval of an expanded indication in patients with left ventricular ejection fraction (LVEF) below normal, making Entresto the first therapy indicated for HFrEF and the majority of HFpEF patients. In China, Entresto has been listed in the National Reimbursement Drug List (NRDL) for both HFrEF and Hypertension, effective Jan 2022. In the US, Novartis is in ANDA litigation with generic manufacturers.
Leqvio (USD 4 million) was approved on December 22, 2021 in the US as an adjunct to diet and maximally tolerated statin therapy for the treatment of adults with heterozygous familial hypercholesterolemia (HeFH) or clinical atherosclerotic cardiovascular disease (ASCVD), who require additional lowering of low-density lipoprotein cholesterol (LDL-C). Leqvio is now approved in more than 50 countries, with most awaiting reimbursement. Novartis has obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Respiratory AND ALLERGY
	Q4 2021	Q4 2020	% change	% change	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Respiratory and Allergy
Xolair	373	335	11	15	1 428	1 251	14	12

Ultibro Group	148	160	-8	-5	584	623	-6	-10

Other	17	10	70	107	53	26	104	102

Total Respiratory and Allergy	538	505	7	10	2 065	1 900	9	6

Xolair sales for all indications are reported in the Respiratory and Allergy franchise
Xolair (USD 373 million, +11%, +15% cc) continued growth, driven by the chronic spontaneous urticaria and severe allergic asthma indications. The indication of nasal polyps has been approved and launched in the US, Germany, Canada and several other countries. Xolair for self-injection was launched in the US in Q2 2021. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but does not record any US sales.
Ultibro Group (USD 148 million, -8%, -5% cc) sales declined mainly in Europe due to competition. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.

Established Medicines
	Q4 2021	Q4 2020	% change	% change	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established Medicines
Galvus Group	278	293	-5	0	1 092	1 199	-9	-8

Exforge Group	197	247	-20	-20	901	980	-8	-11

Diovan Group	189	224	-16	-14	773	1 003	-23	-25

Zortress/Certican	110	112	-2	3	431	452	-5	-6

Voltaren/Cataflam	97	95	2	5	373	360	4	3

Neoral/Sandimmun(e)	89	103	-14	-11	368	393	-6	-8

Contract manufacturing	108		nm	nm	108		nm	nm

Other	406	494	-18	-16	1 689	1 916	-12	-13

Total Established Medicines	1 474	1 568	-6	-3	5 735	6 303	-9	-10

nm = not meaningful
Galvus Group (USD 278 million, -5%, 0% cc) sales were in line (cc) with prior year.
Exforge Group (USD 197 million, -20%, -20% cc) declined mainly due to generic competition and the impact of Volume-Based Procurement in China.
Diovan Group (USD 189 million, -16%, -14% cc) declined mainly due to generic competition and the impact of Volume-Based Procurement in China.
Zortress/Certican (USD 110 million, -2%, +3% cc) grew mainly in Europe and Japan.
Voltaren/Cataflam (USD 97 million, +2%, +5% cc) grew in Emerging Growth Markets, partly offset by decline in Europe and Japan.
Neoral/Sandimmun(e) (USD 89 million, -14%, -11% cc) declined across all markets due to generic competition.

Sandoz
	Q4 2021 USD m	Q4 2020 USD m	% change USD	% change cc	FY 2021 USD m	FY 2020 USD m	% change USD	% change cc

Net sales	2 525	2 537	0	2	9 631	9 646	0	-2

Operating income	386	372	4	4	1 600	1 043	53	48

As % of net sales	15.3	14.7			16.6	10.8

Core operating income	528	528	0	0	2 064	2 334	-12	-14

As % of net sales	20.9	20.8			21.4	24.2

COVID-19 impacts
We continue to see an impact of COVID-19, particularly for the Retail Generics and third-party Anti-Infectives businesses. However, the effects have been more moderate in recent months and the Sandoz business is continuing to normalize.
Fourth quarter
Net sales
Sandoz net sales were USD 2.5 billion (0%, +2% cc), with volume contributing 11 percentage points to growth, including 1 percentage point relating to contract manufacturing revenue reclassification. Pricing had a negative impact of 9 percentage points. Ex US sales grew by +4% in cc.
Sales in Europe were USD 1.4 billion (+1%, +4% cc), in the US USD 475 million (-8%), in Asia / Africa / Australasia USD 452 million (+2%, +5% cc) and in Canada and Latin America USD 216 million (+6%, +5% cc).
Retail sales were USD 1.9 billion (-2%, 0% cc), growing across most regions. The sales decline in the US was mainly due to the negative price effect in the Retail Generics business, especially oral solids. Total Anti-Infectives sales were USD 337 million (+5%, +7% cc) amid initial signs of a cough and cold season normalization.
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 555 million (+8%, +11% cc) across all regions.
Operating income
Operating income was USD 386 million (+4%, +4% cc), mainly driven by lower impairments partly offset by lower divestments. Operating income margin increased by 0.3 percentage points in constant currencies. Currency had a positive impact of 0.3 percentage points, resulting in a net increase of 0.6 percentage points to 15.3% of net sales.
Core adjustments were USD 142 million, including USD 61 million of amortization. Prior year core adjustments were USD 156 million. The change in core adjustments compared to prior year was driven by lower impairments partly offset by lower divestments.
Core operating income was USD 528 million (+0%, +0% cc). Core operating income margin was 20.9% of net sales, increasing 0.1 percentage points (-0.4 percentage points cc) compared to prior year. Core gross margin as a percentage of sales decreased by 0.5 percentage points (cc), due to product and geographic mix. Core R&D expenses as a percentage of net sales decreased by 0.3 percentage points (cc). Core SG&A had no impact (cc). Core Other Income and Expense decreased the margin by 0.2 percentage points (cc).
Full year
Net sales
Sandoz net sales were USD 9.6 billion (0%, –2% cc). Volume increased by 7 percentage points, from growth in Biopharmaceuticals and 1 percentage point relating to contract manufacturing revenue reclassification, partly offset by the impact of softer Retail demand, with a weak cough and cold season in the first half. Volume growth was more than offset by a negative price effect of 9 percentage points mainly due to increasing competition and the impact of prior year off-contract sales in the US.

Sales in Europe were USD 5.3 billion (+1%, -2% cc), in the US USD 1.8 billion (-15%), in Asia / Africa / Australasia USD 1.7 billion (+11%, +9% cc) and in Canada and Latin America USD 872 million (+13%, +10% cc). Sales in Europe declined due to the impact of COVID-19 on the Retail Generics business. The sales decline in the US was due to the negative price effect in the Retail Generics business, especially oral solids, which were additionally impacted by partnership terminations, as well as prior year Biopharmaceuticals off-contract sales.
Retail sales were USD 7.1 billion (-2%, -4% cc), declining due to the above-mentioned factors. Total Anti-Infectives sales were USD 1.1 billion (-3%, -5% cc), impacted by softer retail demand.
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 2.1 billion (+10%, +7% cc), driven by continued growth ex-US and Ziextenzo (pegfilgrastim) US.
Operating income
Operating income was USD 1.6 billion (+53%, +48% cc), mainly driven by lower legal settlements, lower impairments and lower amortization partly offset by unfavorable gross margin and lower sales. Operating income margin increased by 5.6 percentage points in constant currencies. Currency had a positive impact of 0.2 percentage points, resulting in a net increase of 5.8 percentage points to 16.6% of net sales.
Core adjustments were USD 464 million, including USD 236 million of amortization. Prior year core adjustments were USD 1.3 billion. The change in core adjustments compared to prior year was driven by lower legal settlements, lower impairments and lower amortization.
Core operating income was USD 2.1 billion (-12%, -14% cc), declining due to unfavorable gross profit and lower sales. Core operating income margin was 21.4% of net sales, decreasing 2.8 percentage points (-2.9 percentage points cc) versus prior year. Core gross margin as a percentage of sales decreased by 2.4 percentage points (cc), due to unfavorable price effects and product and geographic mix. Core R&D expenses as a percentage of net sales increased by 0.4 percentage points (cc) driven by biopharmaceutical pipeline investments. Core SG&A expenses increased by 0.3 percentage points (cc) mainly due to lower sales. Core Other Income and Expense increased the margin by 0.2 percentage points (cc) driven by higher divestment income.

Group Cash Flow and Balance Sheet
Cash Flow
Fourth quarter
Net cash flows from operating activities amounted to USD 3.9 billion, compared to USD 4.0 billion in the prior year quarter. Higher net income adjusted for non-cash items and other adjustments, including divestment gains, was more than offset by higher income taxes paid and unfavorable hedging results.
Net cash inflows from investing activities from continuing operations amounted to USD 4.6 billion, compared to net cash outflows of USD 0.6 billion in the prior year quarter.
The current year quarter cash inflows were driven by proceeds of USD 20.7 billion from the divestment of our investment in Roche; USD 0.7 billion from the sale of marketable securities, commodities and time deposits; and USD 0.2 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset mainly by USD 15.6 billion cash outflows for purchases of marketable securities and time deposits, mainly due to the investment of a portion of the proceeds from the divestment of our investment in Roche; USD 0.3 billion for acquisitions and divestments of businesses, net (including the acquisition of GSK’s cephalosporin antibiotics business for USD 351 million); and USD 1.0 billion for purchases of intangible assets, financial assets and of property, plant and equipment.
In the prior year quarter, net cash outflows used in investing activities from continuing operations of USD 0.6 billion were mainly driven by purchases of property, plant and equipment, intangible and financial assets of USD 1.1 billion. These cash outflows were partly offset by cash inflows of USD 0.3 billion from the sale of financial assets and USD 0.3 billion from the sale of property, plant and equipment and intangible assets.
Net cash outflows used in financing activities from continuing operations amounted to USD 3.3 billion, compared to USD 2.9 billion in the prior year quarter.
The current year quarter cash outflows were driven by USD 2.4 billion net decrease in current financial debts; USD 0.7 billion for the repayment of a bond denominated in euro (notional amount of EUR 0.6 billion) at maturity; and USD 0.1 billion for net treasury share transactions. Payments of lease liabilities, net, amounted to USD 0.1 billion.
In the prior year quarter, net cash outflows used in financing activities from continuing operations of USD 2.9 billion were driven by USD 1.9 billion for net treasury share transactions and USD 0.9 billion for net repayments of current financial debts. Payments of lease liabilities, net, amounted to USD 0.1 billion.
Free cash flow amounted to USD 3.0 billion (-9% USD), compared to USD 3.3 billion in the prior year quarter. Higher operating income adjusted for non-cash items and other adjustments was more than offset by higher income taxes paid and lower divestment proceeds.
Full year
Net cash flows from operating activities amounted to USD 15.1 billion, compared to USD 13.6 billion in 2020. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, and lower payments out of provisions, mainly due to legal matters in the prior year. This was partly offset by unfavorable hedging results.
Net cash inflows from investing activities from continuing operations amounted to USD 4.2 billion, compared to net cash outflows of USD 13.1 billion in 2020.
The current year cash inflows were driven by proceeds of USD 20.7 billion from the divestment of our investment in Roche; USD 2.3 billion from the sale of marketable securities, commodities and time deposits; and USD 1.4 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by USD 16.4 billion cash outflows for purchases of marketable securities and time deposits, mainly due to the investment of a portion of the proceeds from the divestment of our investment in Roche; USD 1.6 billion for purchases of intangible assets (including the upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd); USD 1.4 billion for purchases of property, plant and equipment; USD 0.6 billion for acquisitions and divestments of businesses, net (including the acquisition of GSK’s cephalosporin antibiotics business for USD 351 million); and USD 0.2 billion for purchases of financial assets.

In 2020, net cash outflows used in investing activities from continuing operations of USD 13.1 billion were mainly driven by USD 10.0 billion for acquisitions and divestments of businesses, net (including the acquisition of The Medicines Company for USD 9.5 billion, net of cash acquired USD 0.1 billion, and the acquisition of the Japanese business of Aspen Global Incorporated for USD 0.3 billion); USD 1.4 billion for net purchases of marketable securities, commodities and time deposits; USD 1.3 billion for purchases of property, plant and equipment; and USD 1.3 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.7 billion from the sale of financial assets (including USD 0.3 billion proceeds from the sale of Alcon Inc. shares) and USD 0.4 billion from the sale of intangible assets.
Net cash outflows used in financing activities from continuing operations amounted to USD 16.3 billion, compared to USD 2.2 billion in 2020.
The current year cash outflows were driven by USD 7.4 billion for the dividend payment; USD 3.0 billion for net treasury share transactions; USD 3.5 billion net decrease in current financial debts; and USD 2.2 billion for the repayment of two bonds denominated in euro (notional amount of EUR 1.25 billion and of EUR 0.6 billion) at maturity. Payments of lease liabilities and other financing cash flows resulted in a net cash outflow of USD 0.2 billion.
In 2020, net cash outflows used in financing activities from continuing operations of USD 2.2 billion were driven by USD 7.0 billion for the dividend payment; USD 2.1 billion for net treasury share transactions; USD 2.0 billion for the repayment of two US dollar bonds at maturity; USD 0.3 billion net payments for lease liabilities; and USD 0.2 billion for other financing cash outflows, net. These cash outflows were partly offset by cash inflows of USD 7.1 billion from the increase in non-current financial debts, mainly consisting of USD 4.9 billion from the issuance of bonds denominated in US dollars (notional amount of USD 5.0 billion) and USD 2.1 billion from the issuance of a sustainability-linked bond denominated in euro (notional amount of EUR 1.85 billion); and USD 2.3 billion from the net increase in current financial debts.
Free cash flow amounted to USD 13.3 billion (+14% USD), compared to USD 11.7 billion in 2020. This increase was mainly driven by higher operating income adjusted for non-cash items and other adjustments, and lower payments out of provisions, mainly due to legal matters in the prior year, partly offset by USD 650 million upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd.
Balance sheet
Assets
Total non-current assets of USD 86.1 billion at December 31, 2021, decreased by USD 12.0 billion compared to December 31, 2020.
Intangible assets other than goodwill decreased by USD 2.6 billion as net additions (including the in-licensing of tislelizumab from an affiliate of BeiGene, Ltd) and acquisitions were more than offset by amortization, unfavorable currency translation adjustments and impairments.
Goodwill decreased by USD 0.4 billion, mainly due to unfavorable currency translation adjustments, only partially offset by additions.
Property, plant and equipment decreased by USD 0.7 billion, as net additions were more than offset by depreciation, unfavorable currency translation adjustments and net impairments.
Investments in associated companies decreased by USD 9.4 billion mainly due to the divestment of our investment in Roche.
These decreases were partly offset by an increase in other non-current assets of USD 1.3 billion, driven by an increase in the prepaid post-employment benefit plans of USD 1.2 billion, resulting from actuarial gains primarily from valuation impact on plan assets and changes in the discount rates used to calculate the actuarial defined benefit obligations.
Right of use assets, deferred tax assets and financial assets were broadly in line with December 31, 2020.
Total current assets of USD 45.7 billion at December 31, 2021 increased by USD 16.0 billion compared to December 31, 2020.
Cash and cash equivalents increased by USD 2.7 billion and marketable securities, commodities, time deposits and derivative financial instruments increased by USD 14.0 billion, mainly driven by the cash generated through operating activities and the proceeds of USD 20.7 billion from the divestment of our investment in Roche, partially offset by the dividend payment, the purchase of treasury shares and the repayment of a financial debt.
Inventories, trade receivables, other current assets and income tax receivables were broadly in line with December 31, 2020.
Liabilities
Total non-current liabilities of USD 33.8 billion decreased by USD 4.3 billion compared to December 31, 2020.
Non-current ﬁnancial debts decreased by USD 3.4 billion mainly due to the reclassification of USD 2.6 billion from non-current to current financial debts, primarily two USD denominated bonds with notional amounts of USD 1.0 billion and USD 1.5 billion maturing in 2022, and favorable currency translation adjustments of USD 0.8 billion.
Provisions and other non-current liabilities decreased by USD 0.8 billion, mainly due to a USD 0.9 billion decrease in accrued defined benefit plan liabilities mainly due to actuarial gains primarily from valuation impact on plan assets and the changes in discount rates used to calculate the actuarial defined benefit obligations.
Non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2020.
Total current liabilities of USD 30.2 billion decreased by USD 2.9 billion compared to December 31, 2020.
Provisions and other current liabilities increased by USD 0.5 billion mainly due to an increase in the treasury share repurchase obligation of USD 1.0 billion, which was partially offset by a decrease of USD 0.4 billion in other current provisions.
Current ﬁnancial debts and derivative ﬁnancial instruments decreased by USD 3.5 billion mainly due to the repayment of a USD 1.5 billion bond denominated in euro (notional amount of EUR 1.25 billion) and USD 0.7 billion bond denominated in euro (notional amount of EUR 0.6 billion) at maturity, repayments of current financial debts of USD 3.5 billion and favorable currency translation adjustments of USD 0.3 billion, partly offset by the reclassification from non-current to current financial debts of USD 2.6 billion.
Current lease liabilities, current income tax liabilities and trade payables were broadly in line with December 31, 2020.
Equity
The Group`s equity increased by USD 11.2 billion to USD 67.8 billion at December 31, 2021 compared to December 31, 2020.
This increase was mainly due to the net income of USD 24.0 billion, net actuarial gains of USD 1.8 billion, equity-based compensation of USD 0.7 billion and the net favorable fair value adjustments on financial instruments of USD 0.2 billion.
This was partially offset by the cash-dividend payment of USD 7.4 billion, purchase of treasury shares of USD 2.9 billion, the increase of the treasury share repurchase obligation of USD 1.0 billion and unfavorable currency translation differences of USD 4.8 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 28.3 billion at December 31, 2021, compared to USD 11.6 billion at December 31, 2020. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 29.2 billion at December 31, 2021, compared to USD 36.0 billion at December 31, 2020.
The debt/equity ratio decreased to 0.43:1 at December 31, 2021, compared to 0.64:1 at December 31, 2020. As of December 31, 2021 the net debt was USD 0.9 billion, compared to USD 24.5 billion at December 31, 2020.

Innovation Review
Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with more than 160 projects in clinical development.
Selected Innovative Medicines approvals: US, EU and Japan in Q4
Product	Active ingredient/ Descriptor	Indication	Region

Scemblix	asciminib	3L Chronic myeloid leukemia	US - Oct

Cosentyx	secukinumab	JPsA & ERA	US - Dec

Leqvio	inclisiran	Hyperlipidemia	US - Dec

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	JPsA & ERA	Approved	Q2 2021

Cosentyx	Cosentyx 300mg auto-injector and pre-filled syringe	Q4 2020	Approved	Q3 2021	– CRL issued by FDA

Jakavi	Acute graft-versus-host disease (GvHD)		Q1 2021	Q1 2021	– US filing by Incyte

	Chronic GvHD		Q1 2021	Q1 2021	– US filing by Incyte

ABL001 (asciminib)	3L Chronic myeloid leukemia	Approved	Q2 2021	Q3 2021

Beovu	Diabetic macular edema	Q3 2021	Q3 2021	Q3 2021

177Lu-PSMA-617	Metastatic castration-resistant prostate cancer, post-taxane	Q3 2021	Q4 2021		– FDA priority review

VDT482 (tislelizumab)	2L Esophageal cancer (ESCC)	Q3 2021			– BLA submitted by BeiGene to FDA

Kymriah	Relapsed/refractory follicular lymphoma	Q3 2021	Q3 2021	Q4 2021	– FDA priority review granted

BYL719 (alpelisib)	PIK3CA-related overgrowth spectrum	Q4 2021			– US filing based on RWE data – FDA priority review granted

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

ABL001 (asciminib)	1L Chronic myeloid leukemia	2025	3

ACZ885 (canakinumab)	Adjuvant NSCLC	2023	3	– Enrollment completed

Aimovig	Migraine, pediatrics	≥2026	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3	–Pivotal confirmatory study initiating

Beovu	Diabetic retinopathy	2025	3

BYL719 (alpelisib)	Triple negative breast cancer	2023	3

	Human epidermal growth factor receptor 2-positive (HER2+) advanced breast cancer	2025	3

	Ovarian cancer	2023	3

CEE321	Atopic dermatitis		1	– Program discontinued unfavorable benefit/risk profile

CFZ533 (iscalimab)	Liver transplantation	≥2026	2

	Sjögren's syndrome	≥2026	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission planned in Switzerland

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Cosentyx	Ankylosing spondylitis head‑to‑head study versus Sandoz biosimilar Hyrimoz (adalimumab)	2022	3

	Hidradenitis suppurativa	2022	3

	Giant cell arteritis	2024	3

	Lichen planus	2025	2

	Lupus nephritis	≥2026	3

	Psoriatic arthritis (IV formulation)	2022	3

	Ankylosing spondylitis (IV formulation)	2023	3

CPK850	Retinitis pigmentosa	≥2026	2

CSJ117	Asthma	≥2026	2

JDQ443	Non-small cell lung cancer, 2/3L	2024	3	– Ph3 to be initiated in H2 2022

	Non-small cell lung cancer (combos)	≥2026	2

KAE609 (cipargamin)	Malaria, uncomplicated	≥2026	2

	Malaria, severe	≥2026	2

KAF156 (ganaplacide)	Malaria, uncomplicated	≥2026	2

Kisqali + endocrine therapy	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	2023	3

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2026	3	– Ph3 VICTORION-2P initiated

LJN452 (tropifexor + licogliflozin)	Nonalcoholic steatohepatitis	≥2026	2

LMI070 (branaplam)	Huntington’s disease	≥2026	2	– FDA Orphan Drug designation – FDA Fast Track designation granted

LNA043	Osteoarthritis	≥2026	2	– FDA Fast Track designation

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	3	– FDA, EU Orphan Drug designation – FDA Breakthrough Therapy designation

	IgA nephropathy	2023	3	– EU Orphan Drug designation

	C3 glomerulopathy	2023	3	– EU Orphan Drug designation – EU PRIME designation – FDA Rare Pediatric designation

	Membranous nephropathy	≥2026	2

	Atypical haemolytic uraemic syndrome	2025	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3	– Ph3 initiated

	Multiple sclerosis	2025	3	– Ph3 initiated

	Sjögren's syndrome	≥2026	2

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	2023	3

177Lu-PSMA-617	Metastatic castration-resistant prostate cancer pre-taxane	2023	3

	Metastatic hormone sensitive prostate cancer	2024	3

177Lu-NeoB	Multiple solid tumors	≥2026	1

LXE408	Visceral leishmaniasis	≥2026	2

MBG453 (sabatolimab)	Myelodysplastic syndrome	2022/2023	3	– FDA Fast Track designation – EU Orphan Drug designation

	Unfit acute myeloid leukemia	2024	2

MIJ821	Depression	≥2026	2

NIS793	1L Pancreatic cancer	2025	3	– FDA Orphan Drug designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

QBW251 (icenticaftor)	Chronic obstructive pulmonary disease	2025	2

QGE031 (ligelizumab)	Chronic spontaneous urticaria	TBD	3	– FDA Breakthrough Therapy designation – Ligelizumab demonstrated superiority compared with placebo PEARL 1 and PEARL 2 trials, but not versus omalizumab further evaluating PEARL data

	Chronic inducible urticaria	2025	3	– Ph3 initiated

	Food allergy	2025	3	– Ph3 initiated

SAF312 (libvatrep)	Chronic ocular surface pain	≥2026	2

SKO136 (ensovibep)	Corona virus infection	2022	2	– Positive topline data from Ph2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– Enrollment ongoing – FDA Fast Track designation – China Breakthrough Therapy designation

UNR844	Presbyopia	2024	2

VAY736 (ianalumab)	Auto-immune hepatitis	≥2026	2

	Sjögren’s syndrome	≥2026	2	– FDA Fast Track designation

VDT482 (tislelizumab)	NSCLC	2022	3

	1L Nasopharyngeal carcinoma	2022	3

	1L Gastric cancer	2023	3

	1L ESCC	2023	3

	Localized ESCC	2023	3

	1L Hepatocellular carcinoma	2023	3

	1L Small cell lung cancer	2024	3

	1L Bladder urothelial cell carcinoma	2024	3

VPM087 (gevokizumab)	Colorectal cancer, 1st line	≥2026	1

Xolair	Food allergy	2023	3

YTB323	2L Diffuse large B-cell lymphoma	2024	3	– Ph3 to be initiated in 2022

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update

GP2411 (denosumab)	Osteoporosis (same as originator)	– In Ph3

SOK583 (aflibercept)	Ophthalmology (same as originator)	– In Ph3

Insulin glargine, lispro, aspart	Diabetes	– Collaboration with Gan & Lee

Natalizumab	Multiple sclerosis and Crohn’s disease	– Collaboration Polpharma Biologics

Trastuzumab	HER2-positive cancer tumors	– Collaboration EirGenix

Bevacizumab	Solid tumors	– Bio-Thera Solutions

Condensed Consolidated Financial Statements

Consolidated income statements
Fourth quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q4 2021	Q4 2020

Net sales to third parties	9	13 229	12 770

Other revenues	9	293	260

Cost of goods sold		-3 976	-4 217

Gross profit		9 546	8 813

Selling, general and administration		-3 985	-3 924

Research and development		-2 409	-2 333

Other income		371	643

Other expense		-961	-555

Operating income		2 562	2 644

Income from associated companies	3	14 621	141

Interest expense		-206	-201

Other financial income and expense		-26	-25

Income before taxes		16 951	2 559

Income taxes		-645	-460

Net income		16 306	2 099

Attributable to:
Shareholders of Novartis AG		16 308	2 094

Non-controlling interests		-2	5

Weighted average number of shares outstanding – Basic (million)		2 237	2 265

Basic earnings per share (USD) [1]		7.29	0.92

Weighted average number of shares outstanding – Diluted (million)		2 253	2 282

Diluted earnings per share (USD) [1]		7.24	0.92

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements
Full year (audited)
(USD millions unless indicated otherwise)	Note	FY 2021	FY 2020

Net sales to third parties	9	51 626	48 659

Other revenues	9	1 251	1 239

Cost of goods sold		-15 867	-15 121

Gross profit		37 010	34 777

Selling, general and administration		-14 886	-14 197

Research and development		-9 540	-8 980

Other income		1 852	1 742

Other expense		-2 747	-3 190

Operating income		11 689	10 152

Income from associated companies	3	15 339	673

Interest expense		-811	-869

Other financial income and expense		-80	-78

Income before taxes		26 137	9 878

Income taxes		-2 119	-1 807

Net income		24 018	8 071

Attributable to:
Shareholders of Novartis AG		24 021	8 072

Non-controlling interests		-3	-1

Weighted average number of shares outstanding – Basic (million)		2 243	2 277

Basic earnings per share (USD) [1]		10.71	3.55

Weighted average number of shares outstanding – Diluted (million)		2 260	2 296

Diluted earnings per share (USD) [1]		10.63	3.52

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
Fourth quarter (unaudited)
(USD millions)	Q4 2021	Q4 2020

Net income	16 306	2 099

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Novartis share of other comprehensive income recognized by associated companies, net of taxes	3

Net investment hedge, net of taxes	89	-103

Currency translation effects, net of taxes	-2 699	1 701

Total of items that are or may be recycled	-2 607	1 598

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	6	625

Fair value adjustments on equity securities, net of taxes	-48	204

Total of items that will never be recycled	-42	829

Total comprehensive income	13 657	4 526

Attributable to:
Shareholders of Novartis AG	13 660	4 521

Non-controlling interests	-3	5

Full year (audited)
(USD millions)	FY 2021	FY 2020

Net income	24 018	8 071

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Novartis share of other comprehensive income recognized by associated companies, net of taxes	46	-56

Net investment hedge, net of taxes	216	-201

Currency translation effects, net of taxes	-4 762	3 194

Total of items that are or may be recycled	-4 500	2 937

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	1 809	143

Fair value adjustments on equity securities, net of taxes	194	250

Total of items that will never be recycled	2 003	393

Total comprehensive income	21 521	11 401

Attributable to:
Shareholders of Novartis AG	21 528	11 403

Non-controlling interests	-7	-2

Consolidated balance sheets
(USD millions)	Note	Dec 31, 2021 (audited)	Dec 31, 2020 (audited) [1]

Assets
Non-current assets
Property, plant and equipment	9	11 545	12 263

Right-of-use assets		1 561	1 676

Goodwill	9	29 595	29 999

Intangible assets other than goodwill	9	34 182	36 809

Investments in associated companies	3	205	9 632

Deferred tax assets		3 743	3 933

Financial assets		3 036	2 901

Other non-current assets		2 210	892

Total non-current assets		86 077	98 105

Current assets
Inventories		6 666	7 131

Trade receivables		8 005	8 217

Income tax receivables		278	239

Marketable securities, commodities, time deposits and derivative financial instruments		15 922	1 905

Cash and cash equivalents		12 407	9 658

Other current assets		2 440	2 523

Total current assets		45 718	29 673

Total assets		131 795	127 778

Equity and liabilities
Equity
Share capital		901	913

Treasury shares		-48	-53

Reserves		66 802	55 738

Equity attributable to Novartis AG shareholders		67 655	56 598

Non-controlling interests		167	68

Total equity		67 822	56 666

Liabilities
Non-current liabilities
Financial debts		22 902	26 259

Lease liabilities		1 621	1 719

Deferred tax liabilities		3 070	3 141

Provisions and other non-current liabilities		6 172	6 934

Total non-current liabilities		33 765	38 053

Current liabilities
Trade payables		5 553	5 403

Financial debts and derivative financial instruments		6 295	9 785

Lease liabilities		275	286

Current income tax liabilities		2 415	2 458

Provisions and other current liabilities		15 670	15 127

Total current liabilities		30 208	33 059

Total liabilities		63 973	71 112

Total equity and liabilities		131 795	127 778

[1] The December 31, 2020 deferred tax assets and deferred tax liabilities balances have been adjusted to conform with the 2021 presentation, see Note 4 for additional disclosures.

Consolidated statements of changes in equity
Fourth quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2021		901	-47	57 437	-1 520	56 771	166	56 937

Net income				16 308		16 308	-2	16 306

Other comprehensive income				3	-2 651	-2 648	-1	-2 649

Total comprehensive income				16 311	-2 651	13 660	-3	13 657

Purchase of treasury shares			-1	-224		-225		-225

Equity-based compensation				247		247		247

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	5.1			-2 809		-2 809		-2 809

Transaction costs, net of taxes	5.2			2		2		2

Fair value adjustments on financial assets sold				-46	46

Fair value adjustments related to divestments				62	-62

Impact of change in ownership of consolidated entities				-3		-3	4	1

Other movements	5.3			11		11		11

Total of other equity movements			-1	-2 759	-16	-2 776	4	-2 772

Total equity at December 31, 2021		901	-48	70 989	-4 187	67 655	167	67 822

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2020		913	-44	57 403	-3 788	54 484	70	54 554

Net income				2 094		2 094	5	2 099

Other comprehensive income					2 427	2 427	0	2 427

Total comprehensive income				2 094	2 427	4 521	5	4 526

Purchase of treasury shares			-9	-1 587		-1 596		-1 596

Repurchase of options				-89		-89		-89

Equity-based compensation			0	177		177		177

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	1		1		1

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	5.1			-912		-912		-912

Fair value adjustments on financial assets sold				59	-59

Fair value adjustments related to divestments				-2	2

Impact of change in ownership of consolidated entities				7	-1	6	-7	-1

Other movements	5.3			5		5		5

Total of other equity movements			-9	-2 340	-58	-2 407	-7	-2 414

Total equity at December 31, 2020		913	-53	57 157	-1 419	56 598	68	56 666

Consolidated statements of changes in equity
Full year (audited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2021		913	-53	57 157	-1 419	56 598	68	56 666

Net income				24 021		24 021	-3	24 018

Other comprehensive income				46	-2 539	-2 493	-4	-2 497

Total comprehensive income				24 067	-2 539	21 528	-7	21 521

Dividends				-7 368		-7 368		-7 368

Purchase of treasury shares			-18	-2 902		-2 920		-2 920

Reduction of share capital		-12	18	-6

Exercise of options and employee transactions			0	39		39		39

Equity-based compensation			5	740		745		745

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	17		17		17

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	5.1			-1 040		-1 040		-1 040

Transaction costs, net of taxes	5.2			12		12		12

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				164	-164

Fair value adjustments related to divestments				65	-65

Impact of change in ownership of consolidated entities				-5	0	-5	107	102

Other movements	5.3			48		48		48

Total of other equity movements		-12	5	-10 235	-229	-10 471	106	-10 365

Total equity at December 31, 2021		901	-48	70 989	-4 187	67 655	167	67 822

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2020		936	-80	59 275	-4 657	55 474	77	55 551

Net income				8 072		8 072	-1	8 071

Other comprehensive income				-56	3 387	3 331	-1	3 330

Total comprehensive income				8 016	3 387	11 403	-2	11 401

Dividends				-6 987		-6 987		-6 987

Purchase of treasury shares			-18	-3 038		-3 056		-3 056

Reduction of share capital		-23	31	-8

Exercise of options and employee transactions			8	798		806		806

Repurchase of options				-89		-89		-89

Equity-based compensation			6	724		730		730

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	30		30		30

Taxes on treasury share transactions				32		32		32

Increase of treasury share repurchase obligation under a share buyback trading plan	5.1			-1 769		-1 769		-1 769

Fair value adjustments on financial assets sold				150	-150

Fair value adjustments related to divestments				-2	2

Impact of change in ownership of consolidated entities				7	-1	6	-7	-1

Other movements	5.3			18		18		18

Total of other equity movements		-23	27	-10 134	-149	-10 279	-7	-10 286

Total equity at December 31, 2020		913	-53	57 157	-1 419	56 598	68	56 666

Consolidated statements of cash flows
Fourth quarter (unaudited)
(USD millions)	Note	Q4 2021	Q4 2020

Net income		16 306	2 099

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	7.1	-11 941	1 997

Dividends received from associated companies and others		2	1

Interest received		5	5

Interest paid		-206	-221

Other financial receipts			176

Other financial payments		14	-11

Income taxes paid	7.2	-883	-618

Net cash flows from operating activities before working capital and provision changes		3 297	3 428

Payments out of provisions and other net cash movements in non-current liabilities		-589	-645

Change in net current assets and other operating cash flow items		1 176	1 222

Net cash flows from operating activities		3 884	4 005

Purchases of property, plant and equipment		-460	-521

Proceeds from sale of property, plant and equipment		74	82

Purchases of intangible assets		-517	-502

Proceeds from sale of intangible assets		84	176

Purchases of financial assets		-67	-105

Proceeds from sale of financial assets		34	256

Purchases of other non-current assets		-5	-7

Proceeds from sale of other non-current assets		0	2

Divestments and acquisitions of interests in associated companies, net	7.3	20 675	-1

Acquisitions and divestments of businesses, net	7.4	-343	54

Purchases of marketable securities, commodities and time deposits		-15 567	-55

Proceeds from sale of marketable securities, commodities and time deposits		655	52

Net cash flows from/used in investing activities from continuing operations		4 563	-569

Net cash flows used in investing activities from discontinued operations			-2

Net cash flows from/used in investing activities		4 563	-571

Acquisitions of treasury shares		-148	-1 768

Proceeds from exercised options and other treasury share transactions, net			-98

Increase in non-current financial debts		16

Repayments of non-current financial debts		-696	-1

Change in current financial debts		-2 350	-935

Payments of lease liabilities, net		-80	-95

Impact of change in ownership of consolidated entities		1	-2

Other financing cash flows, net		6	-24

Net cash flows used in financing activities from continuing operations		-3 251	-2 923

Net cash flows used in financing activities from discontinued operations			-13

Net cash flows used in financing activities		-3 251	-2 936

Net change in cash and cash equivalents before effect of exchange rate changes		5 196	498

Effect of exchange rate changes on cash and cash equivalents		0	166

Net change in cash and cash equivalents		5 196	664

Cash and cash equivalents at October 1		7 211	8 994

Cash and cash equivalents at December 31		12 407	9 658

Consolidated statements of cash flows
Full year (audited)
(USD millions)	Note	FY 2021	FY 2020

Net income		24 018	8 071

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	7.1	-5 299	9 881

Dividends received from associated companies and others		525	490

Interest received		13	47

Interest paid		-664	-703

Other financial receipts			464

Other financial payments		-302	-39

Income taxes paid	7.2	-2 342	-1 833

Net cash flows from operating activities before working capital and provision changes		15 949	16 378

Payments out of provisions and other net cash movements in non-current liabilities		-1 119	-2 437

Change in net current assets and other operating cash flow items		241	-291

Net cash flows from operating activities		15 071	13 650

Purchases of property, plant and equipment		-1 378	-1 275

Proceeds from sale of property, plant and equipment		240	88

Purchases of intangible assets		-1 593	-1 310

Proceeds from sale of intangible assets		748	380

Purchases of financial assets		-191	-230

Proceeds from sale of financial assets		442	723

Purchases of other non-current assets		-61	-61

Proceeds from sale of other non-current assets		4	2

Divestments and acquisitions of interests in associated companies, net	7.3	20 669	-7

Acquisitions and divestments of businesses, net	7.4	-567	-9 957

Purchases of marketable securities, commodities and time deposits		-16 403	-1 900

Proceeds from sale of marketable securities, commodities and time deposits		2 298	492

Net cash flows from/used in investing activities from continuing operations		4 208	-13 055

Net cash flows used in investing activities from discontinued operations			-127

Net cash flows from/used in investing activities		4 208	-13 182

Dividends paid to shareholders of Novartis AG		-7 368	-6 987

Acquisitions of treasury shares		-3 057	-2 842

Proceeds from exercised options and other treasury share transactions, net		53	748

Increase in non-current financial debts		16	7 126

Repayments of non-current financial debts		-2 162	-2 003

Change in current financial debts		-3 524	2 261

Payments of lease liabilities, net		-316	-312

Impact of change in ownership of consolidated entities		-3	-2

Other financing cash flows, net		97	-147

Net cash flows used in financing activities from continuing operations		-16 264	-2 158

Net cash flows used in financing activities from discontinued operations			-50

Net cash flows used in financing activities		-16 264	-2 208

Net change in cash and cash equivalents before effect of exchange rate changes		3 015	-1 740

Effect of exchange rate changes on cash and cash equivalents		-266	286

Net change in cash and cash equivalents		2 749	-1 454

Cash and cash equivalents at January 1		9 658	11 112

Cash and cash equivalents at December 31		12 407	9 658

Notes to the Condensed Consolidated Financial Statements for the three-month interim period (unaudited) and year ended December 31, 2021 (audited)

1. Basis of preparation
These Condensed Consolidated Financial Statements for the three-month and year ended December 31, 2021, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2021 Annual Report published on February 2, 2022.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2021 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are continually monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2021 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
3. Significant transactions
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2021
Sandoz – acquisition of GSK’s cephalosporin antibiotics business
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of the GSK’s cephalosporin antibiotics business.
Under the agreement, Sandoz acquired the global rights to three established brands (Zinnat®, Zinacef® and Fortum®) in more than 100 markets. It excluded the rights in the US, Australia and Germany to certain of those brands, which were previously divested by GSK, and the rights in India, Pakistan, Egypt, Japan (to certain of the brands) and China, which will be retained by GSK. The transaction closed on October 8, 2021.
The purchase price consisted of a USD 350 million upfront payment paid at closing and potential milestone payments up to USD 150 million, which GSK will be eligible to receive upon the achievement of certain annual sales milestones for the portfolio.

The fair value of the total purchase consideration was USD 415 million. The amount consisted of a payment of USD 351 million, including purchase price adjustments, and the fair value of contingent consideration of USD 64 million, which GSK is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 308 million, consisting of USD 292 million intangible assets and USD 16 million deferred tax assets. Goodwill amounted to USD 107 million.
The results of operations since the date of acquisition are not material.
Corporate – divestment of the investment in Roche Holding AG
On November 3, 2021, Novartis entered into a Share Repurchase Agreement with Roche Holding AG under which Novartis agreed to sell 53.3 million (approximately 33.3%) bearer shares of Roche Holding AG voting shares in a bilateral transaction to Roche Holding AG for a total consideration of USD 20.7 billion. As a result, Novartis discontinued the use of equity method accounting starting from November 3, 2021.
The transaction closed on December 6, 2021. Novartis realized a gain of USD 14.6 billion, recorded in income from associated companies.
Significant pending transactions
Innovative Medicines – acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications.
The purchase price will consist of a cash payment of USD 0.8 billion, subject to certain purchase adjustments, and potential additional milestone payments of up to USD 0.7 billion, upon achievement of specified milestones.
The acquisition is expected to close in the first quarter of 2022. Completion of the acquisition is subject to customary closing conditions.
Significant transactions in 2020
Innovative Medicines – acquisition of The Medicines Company
On November 23, 2019, Novartis entered into an agreement and plan of merger (the Merger Agreement) with The Medicines Company, a US-based pharmaceutical company headquartered in Parsippany, New Jersey, USA. Pursuant to the Merger Agreement, on December 5, 2019, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of The Medicines Company for USD 85 per share, or a total consideration of approximately USD 9.6 billion in cash on a fully diluted basis, including the equivalent share value related to The Medicines Company’s convertible notes, in accordance with their terms. The tender offer expired on January 3, 2020, and on January 6, 2020, the acquiring subsidiary merged with and into The Medicines Company, resulting in The Medicines Company becoming an indirect wholly owned subsidiary of Novartis. Novartis financed the transaction through available cash, and short- and long-term borrowings.
The Medicines Company is focused on the development of inclisiran, a potentially first-in-class, twice yearly therapy that allows administration during patients’ routine visits to their healthcare professionals and will potentially contribute to improved patient adherence and sustained lower LDL-C levels.
The fair value of the total purchase consideration was USD 9.6 billion. The purchase price allocation resulted in net identifiable assets of approximately USD 7.1 billion, consisting of USD 8.5 billion intangible assets, USD 1.4 billion net deferred tax liabilities and goodwill of approximately USD 2.5 billion.
The 2020 results of operations since the date of acquisition were not material.
Sandoz – acquisition of the Japanese business of Aspen Global Incorporated
On November 11, 2019, Sandoz entered into an agreement for the acquisition of the Japanese business of Aspen Global Incorporated (AGI), a wholly owned subsidiary of Aspen Pharmacare Holdings Limited. Under the agreement, Sandoz acquired the shares in Aspen Japan K.K. and associated assets held by AGI. The transaction closed on January 31, 2020.
Aspen’s portfolio in Japan consisted of off-patent medicines with a focus on anesthetics and specialty brands. The acquisition enabled Sandoz to expand its presence in the third-largest worldwide generics marketplace.
The purchase price consisted of EUR 274 million (USD 303 million) upfront payment, less customary purchase price adjustment of EUR 27 million (USD 30 million), plus potential milestone payments of up to EUR 70 million (USD 77 million), which AGI is eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was EUR 294 million (USD 324 million). The amount consisted of a cash payment of EUR 247 million (USD 273 million) and the fair value of contingent consideration of EUR 47 million (USD 51 million), which AGI is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 238 million, consisting of USD 196 million intangible assets, USD 26 million other net assets and USD 16 million net deferred tax assets. Goodwill amounted to USD 86 million.
The 2020 results of operations since the date of acquisition were not material.
Sandoz – retention of US dermatology business and generic US oral solids portfolio, previously planned to be divested
On September 6, 2018, Novartis announced that it entered into a stock and asset purchase agreement (SAPA) with Aurobindo Pharma USA Inc. (Aurobindo) for the sale of selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, for USD 0.8 billion in cash and potential earnouts. The closing was conditional on obtaining regulatory approval.
In March 2020, Novartis took the decision to retain the Sandoz US generic oral solids and dermatology businesses and on April 2, 2020 entered into a mutual agreement with Aurobindo to terminate the transaction. The decision was taken as approval from the US Federal Trade Commission for the transaction was not obtained within the agreed timelines.
The cumulative amount of the depreciation on property, plant and equipment (USD 38 million) and amortization on intangible assets (USD 102 million), not recorded in the consolidated income statement since the date of classification as held for sale was recognized in the consolidated income statement in the first quarter of 2020. In addition, an impairment of currently marketed products of USD 42 million was recognized in the first quarter of 2020 consolidated income statement.
As at March 31, 2020, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets and liabilities of disposal group held for sale. The prior year balance sheet was not required to be restated.
There were no cumulative income or expenses included in other comprehensive income relating to the disposal group.
4. Deferred tax assets and liabilities
The December 31, 2020, presentation of deferred tax liabilities and deferred tax assets on the consolidated balance sheet has been adjusted. This adjustment was made to conform with the December 31, 2021 presentation to offset all deferred tax liabilities and deferred tax assets within the same tax jurisdiction and when a legally enforceable right to offset current tax assets against current tax liabilities exists.
In the December 31, 2020, consolidated balance sheet, deferred tax liabilities and deferred tax assets were presented on gross basis and not fully netted as required for presentation in the consolidated balance sheet, because only certain portions of deferred tax amounts were offset.
The correction resulted in a decrease in the previously reported December 31, 2020, deferred tax liabilities, total non-current liabilities, total liabilities, and total equity and liabilities by USD 4.3 billion and a corresponding USD 4.3 billion decrease in deferred tax assets, total non-current assets, and total assets. The correction resulted only in the net presentation of these deferred tax amounts in the consolidated balance sheet, with no impact to the consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows, and management concluded the item was not material to the previously issued consolidated financial statements.

5. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2021	2020	FY 2021	FY 2020

Balance at beginning of year		2 256.8	2 265.0	56 598	55 474

Shares acquired to be canceled		-30.7	-32.6	-2 775	-2 897

Other share purchases		-1.5	-1.7	-145	-159

Exercise of options and employee transactions		0.6	14.7	39	806

Repurchase of options					-89

Equity-based compensation		9.6	11.0	745	730

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.1	0.4	17	30

Taxes on treasury share transactions				1	32

Increase of treasury share repurchase obligation under a share buyback trading plan	5.1			-1 040	-1 769

Dividends				-7 368	-6 987

Net income of the period attributable to shareholders of Novartis AG				24 021	8 072

Other comprehensive income attributable to shareholders of Novartis AG				-2 493	3 331

Transaction costs, net of taxes	5.2			12

Impact of change in ownership of consolidated entities				-5	6

Other movements	5.3			48	18

Balance at December 31		2 234.9	2 256.8	67 655	56 598

5.1. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. Novartis is able to cancel this arrangement at any time but could be subject to a 90-day waiting period. The commitment under this arrangement therefore reflects the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
The liability under this arrangement amounted to USD 2.8 billion as of December 31, 2021.
In June 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares to mitigate dilution related to participation plans of associates. Novartis would have been able to cancel this arrangement at any time but would have been subject to a 90-day waiting period.
This trading plan commitment was fully executed and expired in June 2021, and as a consequence, there is no liability related to this plan recognized as of December 31, 2021.
In November 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 2.5 billion share buyback. Novartis would have been able to cancel this arrangement at any time but would have been subject to a 90-day waiting period. The commitment under this arrangement therefore reflected the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
The commitment under this arrangement amounted to USD 1.8 billion as of December 31, 2020. This trading plan commitment was fully executed and expired in March 2021, and as a consequence, there is no liability related to this plan recognized as of December 31, 2021.
5.2. Transaction costs that were directly attributable to the distribution (spin-off) of Alcon Inc. to Novartis AG shareholders and that would otherwise have been avoided, were recorded to equity.
5.3. Other movements include, for subsidiaries in hyperinﬂationary economies, the impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period as well as the restatement of the equity balances of the current year.

6. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of December 31, 2021, and December 31, 2020. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2021 Annual Report, published on February 2, 2022.
	Level 1		Level 2		Level 3		Total

(USD millions)	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020

Cash and cash equivalents
Debt securities	2 010						2 010

Total cash and cash equivalents	2 010						2 010

Marketable securities
Debt securities	2 719		22	26			2 741	26

Total marketable securities	2 719		22	26			2 741	26

Derivative financial instruments			105	159			105	159

Total marketable securities and derivative financial instruments	2 719		127	185			2 846	185

Long-term financial investments
Debt and equity securities	1 080	1 153			617	460	1 697	1 613

Fund investments	28	30			338	336	366	366

Contingent consideration receivables					641	625	641	625

Total long-term financial investments	1 108	1 183			1 596	1 421	2 704	2 604

Associated companies at fair value through profit or loss					192	211	192	211

Contingent consideration payables					-1 075	-1 046	-1 075	-1 046

Other financial liabilities					-19	-23	-19	-23

Derivative financial instruments			-68	-194			-68	-194

Total financial liabilities at fair value			-68	-194	-1 094	-1 069	-1 162	-1 263

In 2021, there was a transfer of equity security from level 1 to level 3 of USD 29 million due to de-listing. During the fourth quarter of 2021, there were four non-significant transfers of equity securities from level 3 to level 1 totaling USD 6 million due to Initial Public Offerings.
The fair value of straight bonds amounted to USD 27.1 billion at December 31, 2021 (USD 31.4 billion at December 31, 2020) compared to the balance sheet value of USD 25.3 billion at December 31, 2021 (USD 28.3 billion at December 31, 2020). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line total long-term financial investments of USD 2.7 billion at December 31, 2021 (USD 2.6 billion at December 31, 2020) is included in the line “Financial assets” of the consolidated balance sheets.
In 2021, in accordance with the consolidated foundations’ Alcon Inc. share divestment plans, Alcon Inc. shares with a fair value of USD 9 million (2020: USD 331 million) were sold, or otherwise disposed of, and the USD 1 million gain on disposal (2020: USD 13 million gain on disposal) was transferred from other comprehensive income to retained earnings (Q4 2021: nil).
In the first quarter of 2021, Novartis repaid a USD 1.5 billion (nominal amount of EUR 1.25 billion) bond, at maturity in accordance with its terms.
In the fourth quarter of 2021, Novartis repaid a USD 700 million (nominal amount of EUR 600 million) bond, at maturity in accordance with its terms.
The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 became effective from January 1, 2021. These amendments address issues that might affect ﬁnancial reporting when an existing interest rate benchmark (i.e. Interbank offered rate – IBOR) is replaced with an alternative benchmark interest rate. The effects of interest rate benchmark reform on the Group’s ﬁnancial instruments and risk management strategies did not have a material impact on the Group’s consolidated ﬁnancial statements and are not expected to have a signiﬁcant impact in future periods.

7. Details to the consolidated statements of cash flows
7.1. Reversal of non-cash items and other adjustments
(USD millions)	Q4 2021	Q4 2020

Depreciation, amortization and impairments on:
Property, plant and equipment	440	353

Right-of-use assets	80	94

Intangible assets	999	1 170

Financial assets [1]	12	-69

Change in provisions and other non-current liabilities	100	75

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-23	-330

Equity-settled compensation expense	195	159

Income from associated companies [2]	-14 621	-141

Income taxes	645	460

Net financial expense	232	226

Total	-11 941	1 997

[1] Includes fair value adjustments
[2] The fourth quarter 2021 includes the gain of USD 14.6 billion recognized from the divestment of the Group's investment in Roche (see Note 3).
(USD millions)	FY 2021	FY 2020

Depreciation, amortization and impairments on:
Property, plant and equipment	1 489	1 758

Right-of-use assets	318	330

Intangible assets	4 306	4 376

Financial assets [1]	-38	-335

Change in provisions and other non-current liabilities	896	1 411

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-677	-478

Equity-settled compensation expense	736	738

Income from associated companies [2]	-15 339	-673

Income taxes	2 119	1 807

Net financial expense	891	947

Total	-5 299	9 881

[1] Includes fair value adjustments
[2] 2021 includes the gain of USD 14.6 billion recognized from the divestment of the Group's investment in Roche (see Note 3).
7.2. Total amount of income taxes paid
In 2021, the total amount of income taxes paid was USD 2.3 billion (Q4 2021: USD 883 million), which was included within “Net cash flows from operating activities.”
In 2020, the total amount of income taxes paid was USD 1.9 billion (Q4 2020: USD 618 million), of which USD 1.8 billion (Q4 2020: USD 618 million) was included within “Net cash flows from operating activities,” and USD 88 million (Q4 2020: nil) was included within “Net cash flows used in investing activities from discontinued operations.”
7.3. Cash flows arising from divestments and acquisitions of interests in associated companies, net
In 2021, divestments and acquisitions of interests in associated companies, net included USD 20.7 billion (Q4 2021: USD 20.7 billion) proceeds from the divestment of the Group’s investment in Roche (see Note 3).

7.4. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q4 2021	Q4 2020	FY 2021	FY 2020

Net assets recognized as a result of acquisitions of businesses	-415		-735	-10 173

Fair value of previously held equity interests		1	42	7

Contingent consideration payable, net	59		59	98

Payments, deferred consideration and other adjustments, net	-2	26	1	62

Cash flows used for/from acquisitions of businesses	-358	27	-633	-10 006

Cash flows from divestments of businesses, net [1]	15	27	66	49

Cash flows used for/from acquisitions and divestments of businesses, net	-343	54	-567	-9 957

[1] In 2021, USD 66 million (Q4 2021: USD 15 million) included USD 52 million (Q4 2021: USD 15 million) net cash inflows from divestments in previous years, and a USD 14 million (Q4 2021: nil) net cash inflow from a business divestment in 2021, comprised of an intangible asset.

In 2020, USD 49 million (Q4 2020: USD 27 million) represented the net cash inflows from divestments in previous years.
Notes 3 and 8 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.
8. Acquisition of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	FY 2021	FY 2020

Property, plant and equipment		26

Right-of-use assets		32

Currently marketed products	292	196

Acquired research and development	262	8 600

Other intangible assets	98	218

Deferred tax assets	28	476

Non-current financial and other assets		49

Inventories		84

Trade receivables and financial and other current assets	1	109

Cash and cash equivalents	10	76

Deferred tax liabilities	-74	-1 977

Current and non-current financial debts	-1	-32

Current and non-current lease liabilities		-44

Trade payables and other liabilities	-4	-144

Net identifiable assets acquired	612	7 669

Acquired cash and cash equivalents	-10	-76

Non-controlling interests	-105

Goodwill	238	2 580

Net assets recognized as a result of acquisitions of businesses	735	10 173

Note 3 details significant acquisitions of businesses, specifically, the acquisition of the cephalosporin antibiotics business from GSK in 2021; The Medicines Company and the Japanese business of AGI in 2020. The goodwill arising out of these acquisitions is attributable to the buyer-specific synergies, the assembled workforce, and the accounting for deferred tax liabilities on the acquired assets. Goodwill of USD 107 million in 2021 (2020: USD 74 million) is tax deductible.

9. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2020 Annual Report and 2020 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of February 1, 2022, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2020 Annual Report and 2020 Form 20-F.
Investigations and related litigations
Government generic pricing antitrust investigations, antitrust class actions
Since 2016, Sandoz Inc. has received a grand jury subpoena and a civil investigative demand and interrogatories from the Antitrust and Civil Divisions of the US Department of Justice (DOJ) in connection with those agencies’ investigation into alleged price fixing and market allocation of generic drugs in the United States as well as alleged federal False Claims Act (FCA) violations. In 2020, Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. paid USD 195 million and entered into a deferred prosecution agreement. The Sandoz Inc. resolution related to instances of misconduct at the company between 2013 and 2015 with regard to certain generic drugs sold in the United States. At the same time, Sandoz Inc. reached an agreement in principle with the DOJ Civil Division to resolve potential related damages claims arising out of the same conduct and products on behalf of US federal health programs under the FCA for USD 185 million and fully provisioned for this resolution. In 2021, Sandoz Inc. finalized the resolution with the DOJ Civil Division, which resolved those claims. In October 2021, Sandoz Inc. paid USD 185 million plus interest from the date of the agreement in principle to settle, and entered into a corporate integrity agreement (CIA) with the Office of Inspector General (OIG) of the US Department of Health and Human Services (HHS), under which Sandoz Inc. will implement additional controls. This resolution with the DOJ Civil Division resolves all federal government matters related to price fixing allegations and HHS will not seek to exclude Sandoz Inc. from specified federal healthcare programs.
Other investigations and cases relating to this matter are described in the “Investigations and related litigations - Government generic pricing antitrust investigations, antitrust class actions” entry in Note 20 to the 2020 Annual Report and 2020 Form 20-F.
340B Drug Pricing Program investigation
In February 2021, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont. The subpoena requests the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC provided documents and information to the Office of the Attorney General. In May 2021, NPC received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court (“USDC”) for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to OIG, which could result in the imposition of civil monetary penalties on NPC. In November 2021, the USDC issued a decision rejecting HRSA’s interpretation of the 340B statute, vacated the violation notification and remanded the matter to HRSA. HRSA has filed an appeal.
Entresto matter
In September 2021, NPC received a civil investigative demand from the DOJ seeking information from 2016 to the present regarding the marketing and pricing of Entresto, including remuneration provided to healthcare professionals. NPC is cooperating with the DOJ’s inquiry.
Japan investigation
In 2015, a trial started against a former Novartis Pharma K.K. (NPKK) employee, and also against NPKK under the dual liability concept in Japanese law, over allegations brought by the Tokyo District Public Prosecutor Office for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK were subject to a maximum total fine of JPY 4 million. In 2018, the Tokyo High Court upheld a not-guilty ruling of the Tokyo District Court in 2017 for both the former NPKK employee and NPKK, and that ruling was appealed to the Supreme Court of Japan. In June 2021, the Supreme Court issued its decision dismissing the prosecutors’ appeal and upholding the Tokyo District Court’s not-guilty ruling. This matter is now concluded.
Aimovig–Amgen dispute
In 2015 and 2017, Novartis and Amgen entered into agreements regarding the development and commercialization of Aimovig, which the companies co-commercialized in the US and to which Novartis has exclusive rights in all territories outside the US, excluding Japan. Amgen issued a termination notice in April 2019 based on an alleged material breach of the collaboration agreements, and this notice, as well as other ancillary matters, were the subject of legal proceedings between Novartis and Amgen. Novartis disputed Amgen’s allegations vigorously. In 2020, the court ruled that Amgen did not have grounds to terminate the 2017 agreement and dismissed that portion of their lawsuit. In January 2022, the parties reached a confidential agreement to settle all remaining claims in the litigation. Novartis returned its Aimovig US rights to Amgen, which is now exclusively commercializing Aimovig in the US. Novartis will continue to commercialize Aimovig in the rest of the world, with the exception of Japan. This matter is now concluded.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2020 Annual Report and 2020 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
10. Segmentation of key figures
The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision-maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consists of the global business franchises Hematology and Solid Tumor, and Novartis Pharmaceuticals consists of the global business franchises Immunology, Hepatology and Dermatology; Neuroscience; Ophthalmology; Cardiovascular, Renal and Metabolism; Respiratory and Allergy; and Established Medicines.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for the Retail Generics business franchise and for sale to third-party companies. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment.
Our divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Customer & Technology Solutions (formerly named Novartis Business Services).
Further details are provided in Note 3 to the Consolidated Financial Statements of the 2021 Annual Report.

Segmentation – Consolidated income statements
Fourth quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020

Net sales to third parties	10 704	10 233	2 525	2 537			13 229	12 770

Sales to other segments	184	190	42	52	-226	-242

Net sales	10 888	10 423	2 567	2 589	-226	-242	13 229	12 770

Other revenues	281	246	10	8	2	6	293	260

Cost of goods sold	-2 873	-3 097	-1 341	-1 383	238	263	-3 976	-4 217

Gross profit	8 296	7 572	1 236	1 214	14	27	9 546	8 813

Selling, general and administration	-3 274	-3 211	-568	-572	-143	-141	-3 985	-3 924

Research and development	-2 169	-2 082	-240	-251			-2 409	-2 333

Other income	186	422	50	93	135	128	371	643

Other expense	-571	-315	-92	-112	-298	-128	-961	-555

Operating income	2 468	2 386	386	372	-292	-114	2 562	2 644

as % of net sales	23.1%	23.3%	15.3%	14.7%			19.4%	20.7%

Income from associated companies	4				14 617	141	14 621	141

Interest expense							-206	-201

Other financial income and expense							-26	-25

Income before taxes							16 951	2 559

Income taxes							-645	-460

Net income							16 306	2 099

Full year
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020

Net sales to third parties	41 995	39 013	9 631	9 646			51 626	48 659

Sales to other segments	795	792	180	189	-975	-981

Net sales	42 790	39 805	9 811	9 835	-975	-981	51 626	48 659

Other revenues	1 179	1 018	61	53	11	168	1 251	1 239

Cost of goods sold	-11 751	-10 927	-5 147	-5 252	1 031	1 058	-15 867	-15 121

Gross profit	32 218	29 896	4 725	4 636	67	245	37 010	34 777

Selling, general and administration	-12 306	-11 657	-2 062	-2 076	-518	-464	-14 886	-14 197

Research and development	-8 641	-8 118	-899	-862			-9 540	-8 980

Other income	1 149	922	233	176	470	644	1 852	1 742

Other expense	-1 732	-1 871	-397	-831	-618	-488	-2 747	-3 190

Operating income	10 688	9 172	1 600	1 043	-599	-63	11 689	10 152

as % of net sales	25.5%	23.5%	16.6%	10.8%			22.6%	20.9%

Income from associated companies	5	1	2	2	15 332	670	15 339	673

Interest expense							-811	-869

Other financial income and expense							-80	-78

Income before taxes							26 137	9 878

Income taxes							-2 119	-1 807

Net income							24 018	8 071

Segmentation – Additional consolidated balance sheets and income statements disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020

Total assets [1]	79 220	83 112	16 192	16 825	36 383	27 841	131 795	127 778

Total liabilities [1]	-15 929	-15 472	-3 632	-3 786	-44 412	-51 854	-63 973	-71 112

Total equity							67 822	56 666

Net debt [2]					868	24 481	868	24 481

Net operating assets	63 291	67 640	12 560	13 039	-7 161	468	68 690	81 147

Included in net operating assets are:
Property, plant and equipment	9 168	9 863	1 901	1 849	476	551	11 545	12 263

Goodwill	21 562	21 718	8 026	8 274	7	7	29 595	29 999

Intangible assets other than goodwill	32 357	35 121	1 577	1 543	248	145	34 182	36 809

[1] The December 31, 2020 total assets and total liabilities have been adjusted from the previously reported amounts due to a change in the presentation of the deferred tax assets and deferred tax liabilities on the consolidated balance sheet, to conform with the 2021 presentation (see Note 4 for additional disclosures).

[2] See page 59 for additional disclosures related to net debt.
The following tables show the property, plant and equipment impairment charges and reversals, and the intangible asset impairment charges:
Fourth quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020

Property, plant and equipment impairment charges	-131	-33	-8	-4	-1		-140	-37

Property, plant and equipment impairment reversal	1		1				2

Intangible assets impairment charges	-5	-191	-9	-51	-7	-5	-21	-247

Full year
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020

Property, plant and equipment impairment charges	-315	-326	-68	-121	-1		-384	-447

Property, plant and equipment impairment reversal	44	2	59	5			103	7

Intangible assets impairment charges [1]	-367	-768	-28	-141	-8	-5	-403	-914

[1] 2021 includes an impairment of USD 201 million in Innovative Medicines related to the write-down of IPR&D related to cessation of clinical development program GTX312.
     2020 includes an impairment of USD 485 million in Innovative Medicines related to the write-down of IPR&D related to cessation of clinical development program ZPL389 for atopic dermatitis and USD 181 million related to a partial write-down of the Votrient currently marketed product.

In the fourth quarter and full year period of 2021, there were no reversals of prior-year impairment charges on intangible assets (Q4 2020 and FY 2020: nil).

Segmentation – Net sales by region1
Fourth quarter
	Q4 2021 USD m	Q4 2020 USD m	% change USD	% change cc 2	Q4 2021 % of total	Q4 2020 % of total

Innovative Medicines

Europe	3 795	3 663	4	8	35	36

US	3 945	3 653	8	8	37	36

Asia/Africa/Australasia	2 246	2 263	-1	1	21	22

Canada and Latin America	718	654	10	13	7	6

Total	10 704	10 233	5	7	100	100

Of which in Established Markets	8 082	7 821	3	5	76	76

Of which in Emerging Growth Markets	2 622	2 412	9	11	24	24

Sandoz

Europe	1 382	1 375	1	4	55	54

US	475	517	-8	-8	19	20

Asia/Africa/Australasia	452	441	2	5	18	17

Canada and Latin America	216	204	6	5	8	9

Total	2 525	2 537	0	2	100	100

Of which in Established Markets	1 774	1 843	-4	-2	70	73

Of which in Emerging Growth Markets	751	694	8	11	30	27

Group

Europe	5 177	5 038	3	7	39	39

US	4 420	4 170	6	6	33	33

Asia/Africa/Australasia	2 698	2 704	0	2	20	21

Canada and Latin America	934	858	9	11	8	7

Total	13 229	12 770	4	6	100	100

Of which in Established Markets	9 856	9 664	2	4	75	76

Of which in Emerging Growth Markets	3 373	3 106	9	11	25	24

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.

Segmentation – Net sales by region1
Full year
	FY 2021 USD m	FY 2020 USD m	% change USD	% change cc 2	FY 2021 % of total	FY 2020 % of total

Innovative Medicines

Europe	14 919	13 484	11	8	36	35

US	14 999	14 342	5	5	36	37

Asia/Africa/Australasia	9 304	8 718	7	4	22	22

Canada and Latin America	2 773	2 469	12	14	6	6

Total	41 995	39 013	8	6	100	100

Of which in Established Markets	31 459	29 643	6	4	75	76

Of which in Emerging Growth Markets	10 536	9 370	12	11	25	24

Sandoz

Europe	5 278	5 231	1	-2	55	54

US	1 819	2 142	-15	-15	19	22

Asia/Africa/Australasia	1 662	1 501	11	9	17	16

Canada and Latin America	872	772	13	10	9	8

Total	9 631	9 646	0	-2	100	100

Of which in Established Markets	6 855	7 089	-3	-6	71	73

Of which in Emerging Growth Markets	2 776	2 557	9	8	29	27

Group

Europe	20 197	18 715	8	5	39	38

US	16 818	16 484	2	2	33	34

Asia/Africa/Australasia	10 966	10 219	7	5	21	21

Canada and Latin America	3 645	3 241	12	13	7	7

Total	51 626	48 659	6	4	100	100

Of which in Established Markets	38 314	36 732	4	2	74	75

Of which in Emerging Growth Markets	13 312	11 927	12	11	26	25

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.

Segmentation – Net sales by business franchise
Innovative Medicines Division net sales by business franchise
Fourth quarter
	Q4 2021	Q4 2020	% change	% change
	USD m	USD m	USD	cc 2

Hematology
Tasigna	508	513	-1	1

Promacta/Revolade	518	471	10	12

Jakavi	408	376	9	12

Gleevec/Glivec	233	291	-20	-19

Kymriah	143	141	1	4

Exjade/Jadenu	129	156	-17	-15

Adakveo	43	34	26	27

Other	90	93	-3	-3

Total Hematology	2 072	2 075	0	2

Solid Tumor
Tafinlar + Mekinist	458	408	12	14

Sandostatin	345	363	-5	-4

Afinitor/Votubia	174	259	-33	-31

Kisqali	285	184	55	58

Votrient	139	147	-5	-4

Lutathera	115	109	6	6

Piqray	87	84	4	3

Tabrecta	27	17	59	57

Other	159	171	-7	-5

Total Solid Tumor	1 789	1 742	3	4

Total Novartis Oncology business unit	3 861	3 817	1	3

Immunology, Hepatology and Dermatology
Cosentyx	1 243	1 109	12	13

Ilaris	284	240	18	23

Total Immunology, Hepatology and Dermatology	1 527	1 349	13	15

Neuroscience
Gilenya	656	760	-14	-12

Zolgensma	342	254	35	36

Kesimpta	147	14	nm	nm

Mayzent	81	57	42	46

Aimovig	59	56	5	6

Other	12	12	0	-17

Total Neuroscience	1 297	1 153	12	14

Ophthalmology
Lucentis	508	530	-4	-2

Xiidra	134	108	24	24

Beovu	51	37	38	41

Other	361	450	-20	-18

Total Ophthalmology	1 054	1 125	-6	-4

Cardiovascular, Renal and Metabolism
Entresto	949	716	33	34

Leqvio	4		nm	nm

Total Cardiovascular, Renal and Metabolism	953	716	33	35

Respiratory and Allergy
Xolair [1]	373	335	11	15

Ultibro Group	148	160	-8	-5

Other	17	10	70	107

Total Respiratory and Allergy	538	505	7	10

Established Medicines
Galvus Group	278	293	-5	0

Exforge Group	197	247	-20	-20

Diovan Group	189	224	-16	-14

Zortress/Certican	110	112	-2	3

Voltaren/Cataflam	97	95	2	5

Neoral/Sandimmun(e)	89	103	-14	-11

Contract manufacturing	108		nm	nm

Other	406	494	-18	-16

Total Established Medicines	1 474	1 568	-6	-3

Total Novartis Pharmaceuticals business unit	6 843	6 416	7	9

Total division net sales	10 704	10 233	5	7

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.

nm = not meaningful

Innovative Medicines Division net sales by business franchise
Full year
	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc 2

Hematology
Tasigna	2 060	1 958	5	4

Promacta/Revolade	2 016	1 738	16	15

Jakavi	1 595	1 339	19	16

Gleevec/Glivec	1 024	1 188	-14	-15

Kymriah	587	474	24	22

Exjade/Jadenu	563	653	-14	-16

Adakveo	164	105	56	56

Other	354	327	8	6

Total Hematology	8 363	7 782	7	6

Solid Tumor
Tafinlar + Mekinist	1 693	1 542	10	8

Sandostatin	1 413	1 439	-2	-3

Afinitor/Votubia	938	1 083	-13	-14

Kisqali	937	687	36	36

Votrient	577	635	-9	-10

Lutathera	475	445	7	6

Piqray	329	320	3	3

Tabrecta	90	35	157	155

Other	661	743	-11	-13

Total Solid Tumor	7 113	6 929	3	2

Total Novartis Oncology business unit	15 476	14 711	5	4

Immunology, Hepatology and Dermatology
Cosentyx	4 718	3 995	18	17

Ilaris	1 059	873	21	22

Total Immunology, Hepatology and Dermatology	5 777	4 868	19	18

Neuroscience
Gilenya	2 787	3 003	-7	-9

Zolgensma	1 351	920	47	46

Kesimpta	372	15	nm	nm

Mayzent	281	170	65	65

Aimovig	215	164	31	27

Other	46	51	-10	-14

Total Neuroscience	5 052	4 323	17	15

Ophthalmology
Lucentis	2 160	1 933	12	8

Xiidra	468	376	24	24

Beovu	186	190	-2	-3

Other	1 516	1 911	-21	-22

Total Ophthalmology	4 330	4 410	-2	-4

Cardiovascular, Renal and Metabolism
Entresto	3 548	2 497	42	40

Leqvio	12		nm	nm

Other		1	nm	nm

Total Cardiovascular, Renal and Metabolism	3 560	2 498	43	40

Respiratory and Allergy
Xolair [1]	1 428	1 251	14	12

Ultibro Group	584	623	-6	-10

Other	53	26	104	102

Total Respiratory and Allergy	2 065	1 900	9	6

Established Medicines
Galvus Group	1 092	1 199	-9	-8

Exforge Group	901	980	-8	-11

Diovan Group	773	1 003	-23	-25

Zortress/Certican	431	452	-5	-6

Voltaren/Cataflam	373	360	4	3

Neoral/Sandimmun(e)	368	393	-6	-8

Contract manufacturing	108		nm	nm

Other	1 689	1 916	-12	-13

Total Established Medicines	5 735	6 303	-9	-10

Total Novartis Pharmaceuticals business unit	26 519	24 302	9	7

Total division net sales	41 995	39 013	8	6

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2021
Fourth quarter
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	770	12	473	12	15	1 243	12	13

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	520	44	429	21	24	949	33	34

Gilenya	Neuroscience	Relapsing multiple sclerosis	345	-9	311	-18	-15	656	-14	-12

Lucentis	Ophthalmology	Age-related macular degeneration			508	-4	-2	508	-4	-2

Tasigna	Hematology	Chronic myeloid leukemia	230	4	278	-5	-1	508	-1	1

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	246	10	272	10	14	518	10	12

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	161	8	297	15	18	458	12	14

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			408	9	12	408	9	12

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			373	11	15	373	11	15

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	208	-1	137	-10	-8	345	-5	-4

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	118	11	224	51	58	342	35	36

Galvus Group	Established Medicines	Type 2 diabetes			278	-5	0	278	-5	0

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	145	28	139	9	17	284	18	23

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	61	-13	172	-22	-20	233	-20	-19

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	74	-53	100	-2	4	174	-33	-31

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	98	20	187	83	88	285	55	58

Exforge Group	Established Medicines	Hypertension	4	33	193	-21	-20	197	-20	-20

Diovan Group	Established Medicines	Hypertension	11	-65	178	-8	-6	189	-16	-14

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	58	9	85	-3	0	143	1	4

Ultibro Group	Respiratory and Allergy	Chronic obstructive pulmonary disease (COPD)			148	-8	-5	148	-8	-5

Top 20 products total			3 049	7	5 190	3	6	8 239	5	7

Rest of portfolio			896	11	1 569	1	4	2 465	4	6

Total division sales			3 945	8	6 759	3	6	10 704	5	7

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.

Net sales of the top 20 Innovative Medicines Division products in 2021
Full year
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	2 883	15	1 835	24	20	4 718	18	17

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	1 712	34	1 836	50	45	3 548	42	40

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 427	-9	1 360	-6	-8	2 787	-7	-9

Lucentis	Ophthalmology	Age-related macular degeneration			2 160	12	8	2 160	12	8

Tasigna	Hematology	Chronic myeloid leukemia	882	3	1 178	7	5	2 060	5	4

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	947	14	1 069	18	17	2 016	16	15

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	606	7	1 087	12	9	1 693	10	8

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			1 595	19	16	1 595	19	16

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			1 428	14	12	1 428	14	12

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	843	1	570	-5	-8	1 413	-2	-3

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	469	2	882	91	90	1 351	47	46

Galvus Group	Established Medicines	Type 2 diabetes			1 092	-9	-8	1 092	-9	-8

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	501	25	558	18	19	1 059	21	22

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	263	-17	761	-13	-15	1 024	-14	-15

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	521	-19	417	-5	-6	938	-13	-14

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	339	7	598	62	61	937	36	36

Exforge Group	Established Medicines	Hypertension	14	-13	887	-8	-11	901	-8	-11

Diovan Group	Established Medicines	Hypertension	51	-59	722	-18	-20	773	-23	-25

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	230	12	357	33	30	587	24	22

Ultibro Group	Respiratory and Allergy	Chronic obstructive pulmonary disease (COPD)			584	-6	-10	584	-6	-10

Top 20 products total			11 688	7	20 976	12	9	32 664	10	8

Rest of portfolio			3 311	-3	6 020	2	0	9 331	0	-1

Total division sales			14 999	5	26 996	9	7	41 995	8	6

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.

Sandoz Division net sales by business franchise
Fourth quarter
	Q4 2021	Q4 2020	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	1 853	1 887	-2	0

Biopharmaceuticals	555	514	8	11

Anti-Infectives [1]	117	136	-14	-13

Total division net sales	2 525	2 537	0	2

[1] Sandoz total anti-infectives net sales amounted to USD 337 million (Q4 2020: USD 320 million), of which USD 220 million (Q4 2020: USD 184 million) is sold through the Retail Generics business franchise and USD 117 million (Q4 2020: USD 136 million) is sold to other third-party companies through the Anti-Infectives business franchise.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.
Full year
	FY 2021	FY 2020	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	7 092	7 244	-2	-4

Biopharmaceuticals	2 116	1 928	10	7

Anti-Infectives [1]	423	474	-11	-12

Total division net sales	9 631	9 646	0	-2

[1] Sandoz total anti-infectives net sales amounted to USD 1.1 billion (2020: USD 1.2 billion), of which USD 707 million (2020: USD 694 million) is sold through the Retail Generics business franchise and USD 423 million (2020: USD 474 million) is sold to other third-party companies through the Anti-Infectives business franchise.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 50.
The product portfolio of Sandoz is widely spread in 2021 and 2020.
Segmentation – Other revenue
Fourth quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020

Profit sharing income	236	210					236	210

Royalty income	14	27	6	6	2	6	22	39

Milestone income	9	2	24				33	2

Other [1]	22	7	-20	2			2	9

Total other revenues	281	246	10	8	2	6	293	260

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
Full year
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020

Profit sharing income	873	835					873	835

Royalty income	74	107	24	25	11	168	109	300

Milestone income	127	39	28	11			155	50

Other [1]	105	37	9	17			114	54

Total other revenues	1 179	1 018	61	53	11	168	1 251	1 239

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

11. Commitments and contingencies
Research and development commitments
The Group has entered into long-term research and development agreements with various institutions related to intangible assets, which provide for potential milestone payments by Novartis. As of December 31, 2021, the Group’s commitments to make payments under those agreements, and their estimated timing, were as follows:
(USD millions)	2021

2022	602

2023	1 088

2024	472

2025	629

2026	113

Thereafter	3 839

Total	6 743

12. Events subsequent to the December 31, 2021, consolidated balance sheet date
Aimovig–Amgen dispute
On January 31, 2022 Novartis and Amgen entered into a settlement agreement related to Aimovig litigation. For additional information see Note 9.
Dividend proposal for 2021 and approval of the Group’s 2021 consolidated financial statements
On February 1, 2022, the Novartis AG Board of Directors proposed the acceptance of the 2021 consolidated financial statements of the Novartis Group for approval by the Annual General Meeting on March 4, 2022. Furthermore, also on February 1, 2022, the Board proposed a dividend of CHF 3.10 per share to be approved at the Annual General Meeting on March 4, 2022. If approved, total dividend payments would amount to approximately USD 7.6 billion (2020: USD 7.4 billion), using the CHF/USD December 31, 2021, exchange rate.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies, free cash flow and net debt.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these non-IFRS measures have limitations, and the Group’s performance management process is not solely restricted to these metrics.
Core results
The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD, using the average exchange rates from the prior year and comparing them to the prior-year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities and cash flows from investing activities associated with purchases and sales of property, plant and equipment, of intangible assets, of financial assets and of other non-current assets. Excluded from free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interests in associated companies, purchases and sales of marketable securities, commodities, time deposits and net cash flows from financing activities.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Fourth quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020

IFRS operating income	2 468	2 386	386	372	-292	-114	2 562	2 644

Amortization of intangible assets	877	827	61	66			938	893

Impairments

Intangible assets		192	8	51			8	243

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	125	28	7	4			132	32

Other property, plant and equipment	-2						-2

Total impairment charges	123	220	15	55			138	275

Acquisition or divestment of businesses and related items

- Income		-2			-11	-6	-11	-8

- Expense		17			89	10	89	27

Total acquisition or divestment of businesses and related items, net		15			78	4	78	19

Other items

Divestment gains	-57	-170		-27	-9	12	-66	-185

Financial assets - fair value adjustments	39	-91			-27	21	12	-70

Restructuring and related items

- Income	-11	-22	-12	-11	-1	-7	-24	-40

- Expense	154	169	70	64	12	9	236	242

Legal-related items

- Income

- Expense		15	6	8			6	23

Additional income	-115	-130	2	-1	-84	-219	-197	-350

Additional expense	118	-7		2	18	55	136	50

Total other items	128	-236	66	35	-91	-129	103	-330

Total adjustments	1 128	826	142	156	-13	-125	1 257	857

Core operating income	3 596	3 212	528	528	-305	-239	3 819	3 501

as % of net sales	33.6%	31.4%	20.9%	20.8%			28.9%	27.4%

Income from associated companies	4				14 617	141	14 621	141

Core adjustments to income from associated companies, net of tax					-14 528	88	-14 528	88

Interest expense							-206	-201

Other financial income and expense							-26	-25

Core adjustments to other financial income and expense							2	5

Income taxes, adjusted for above items (core income taxes)							-547	-475

Core net income							3 135	3 034

Core net income attributable to shareholders of Novartis AG							3 137	3 029

Core basic EPS (USD) [1]							1.40	1.34

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Full year
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020

IFRS operating income	10 688	9 172	1 600	1 043	-599	-63	11 689	10 152

Amortization of intangible assets	3 528	2 999	236	366			3 764	3 365

Impairments

Intangible assets	360	759	27	141			387	900

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	219	321	7	112			226	433

Other property, plant and equipment	40			2			40	2

Total impairment charges	619	1 080	34	255			653	1 335

Acquisition or divestment of businesses and related items

- Income	-2	-5			-64	-73	-66	-78

- Expense	1	107		22	106	89	107	218

Total acquisition or divestment of businesses and related items, net	-1	102		22	42	16	41	140

Other items

Divestment gains	-649	-348	-4	-27	-75	-39	-728	-414

Financial assets - fair value adjustments	-43	-153			5	-183	-38	-336

Restructuring and related items

- Income	-32	-36	-36	-30	-6	-28	-74	-94

- Expense	833	484	193	252	32	35	1 058	771

Legal-related items

- Income			-11				-11

- Expense	170	555	53	406		-26	223	935

Additional income	-139	-264	-1	-6	-138	-361	-278	-631

Additional expense	241	54		53	48	86	289	193

Total other items	381	292	194	648	-134	-516	441	424

Total adjustments	4 527	4 473	464	1 291	-92	-500	4 899	5 264

Core operating income	15 215	13 645	2 064	2 334	-691	-563	16 588	15 416

as % of net sales	36.2%	35.0%	21.4%	24.2%			32.1%	31.7%

Income from associated companies	5	1	2	2	15 332	670	15 339	673

Core adjustments to income from associated companies, net of tax					-14 346	424	-14 346	424

Interest expense							-811	-869

Other financial income and expense							-80	-78

Core adjustments to other financial income and expense							39	-5

Income taxes, adjusted for above items (core income taxes)							-2 635	-2 403

Core net income							14 094	13 158

Core net income attributable to shareholders of Novartis AG							14 097	13 159

Core basic EPS (USD) [1]							6.29	5.78

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Fourth quarter
(USD millions unless indicated otherwise)	Q4 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2021 Core results	Q4 2020 Core results

Gross profit	9 546	908	1		-25	10 430	9 956

Operating income	2 562	938	138	78	103	3 819	3 501

Income before taxes	16 951	966	138	-14 494	121	3 682	3 509

Income taxes [5]	-645					-547	-475

Net income	16 306					3 135	3 034

Basic EPS (USD) [6]	7.29					1.40	1.34

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 976	908	1		-25	-3 092	-3 074

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 985				1	-3 984	-3 908

Research and development	-2 409	30	7		3	-2 369	-2 297

Other income	371		1	-11	-243	118	15

Other expense	-961		129	89	367	-376	-265

The following are adjustments to arrive at core income before taxes

Income from associated companies	14 621	28		-14 556		93	229

Other financial income and expense	-26			-16	18	-24	-20

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 28 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development includes impairment charges related to intangible assets; other income and other expense include a reversal of an impairment charge and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation accruals; other expense includes transitional service fee expenses related to the Alcon distribution and adjustments to accruals; income from associated companies includes the gain related to the divestment of our investment in Roche; other financial income and expense includes other financial gains related to the divestment of our investment in Roche

[4] Other items: cost of goods sold, research and development and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; research and development, other income and other expense include other restructuring income and charges and related items; selling, general and administration includes adjustments to provisions; cost of goods sold, research and development and other expense include adjustments to contingent considerations and provisions; other income includes net gains from the divestment of products; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and adjustments to environmental provisions; other expense also includes legal-related items; other financial income and expense includes a charge related to the monetary loss due to hyperinflation in Argentina and Venezuela and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 13.3 billion to arrive at the core results before tax amounts to USD 98 million. Excluding the gain on the divestment of our investment in Roche, the tax on the total adjustments of USD 1.3 billion to arrive at the core results before tax amounts to USD 98 million and the average tax rate on the adjustments was 7.5%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Full year
(USD millions unless indicated otherwise)	FY 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2021 Core results	FY 2020 Core results

Gross profit	37 010	3 655	18		414	41 097	38 663

Operating income	11 689	3 764	653	41	441	16 588	15 416

Income before taxes	26 137	3 974	653	-14 531	496	16 729	15 561

Income taxes [5]	-2 119					-2 635	-2 403

Net income	24 018					14 094	13 158

Basic EPS (USD) [6]	10.71					6.29	5.78

The following are adjustments to arrive at core gross profit

Cost of goods sold	-15 867	3 655	18		414	-11 780	-11 099

The following are adjustments to arrive at core operating income

Selling, general and administration	-14 886				71	-14 815	-14 093

Research and development	-9 540	109	369		21	-9 041	-8 484

Other income	1 852		-100	-66	-1 265	421	323

Other expense	-2 747		366	107	1 200	-1 074	-993

The following are adjustments to arrive at core income before taxes

Income from associated companies	15 339	210		-14 556		993	1 097

Other financial income and expense	-80			-16	55	-41	-83

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 210 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off accruals; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution; other expense also includes adjustments to provisions; income from associated companies includes the gain related to the divestment of our investment in Roche; other financial income and expense includes other financial gains related to the divestment of our investment in Roche

[4] Other items: cost of goods sold, research and development, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold, research and development, other income and other expense also include adjustments to contingent considerations; selling, general and administration, research and development, other income and other expense include adjustments to provisions; other income and other expense also include gains and losses from the divestment of products and financial assets and fair value adjustments on financial assets, adjustments to environmental provisions and legal-related items; other financial income and expense includes a charge related to the monetary loss due to hyperinflation in Argentina and Venezuela and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 9.4 billion to arrive at the core results before tax amounts to USD 516 million. Excluding the gain on the divestment of our investment in Roche, the tax on the total adjustments of USD 5.2 billion to arrive at the core results before tax amounts to USD 516 million and the average tax rate on the adjustments was 10.0%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
Fourth quarter
(USD millions)	Q4 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q4 2021 Core results	Q4 2020 Core results

Gross profit	8 296	847			-59	9 084	8 589

Operating income	2 468	877	123		128	3 596	3 212

The following are adjustments to arrive at core gross profit

Cost of goods sold	-2 873	847			-59	-2 085	-2 080

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 274				-1	-3 275	-3 199

Research and development	-2 169	30			3	-2 136	-2 055

Other income	186		-2		-65	119	51

Other expense	-571		125		250	-196	-174

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment
[3] Other items: cost of goods sold, research and development and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; research and development, other income and other expense include other restructuring income and charges and related items; cost of goods sold, research and development and other expense include adjustments to contingent considerations and provisions; selling, general and administration includes adjustments to provisions; other income includes net gains from the divestment of products and financial assets; other income and other expense include fair value adjustments on financial assets; other expense also includes adjustments to environmental provisions

Full year
(USD millions)	FY 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2021 Core results	FY 2020 Core results

Gross profit	32 218	3 419			344	35 981	33 275

Operating income	10 688	3 528	619	-1	381	15 215	13 645

The following are adjustments to arrive at core gross profit

Cost of goods sold	-11 751	3 419			344	-7 988	-7 548

The following are adjustments to arrive at core operating income

Selling, general and administration	-12 306				71	-12 235	-11 583

Research and development	-8 641	109	360		22	-8 150	-7 636

Other income	1 149		-45	-2	-837	265	229

Other expense	-1 732		304	1	781	-646	-640

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, research and development, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold, research and development and other expense include adjustments to contingent considerations; selling, general and administration, research and development and other expense include adjustments to provisions; other income and other expense include gains and losses from the divestment of products and financial assets and fair value adjustments on financial assets; other expense also includes legal-related items and adjustments to environmental provisions

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz
Fourth quarter
(USD millions)	Q4 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q4 2021 Core results	Q4 2020 Core results

Gross profit	1 236	61	1		34	1 332	1 340

Operating income	386	61	15		66	528	528

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 341	61	1		34	-1 245	-1 257

The following are adjustments to arrive at core operating income

Selling, general and administration	-568				2	-566	-568

Research and development	-240		7			-233	-242

Other income	50		3		-12	41	54

Other expense	-92		4		42	-46	-56

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; selling, general and administration includes adjustments to provisions; other income and other expense include other restructuring income and charges and related items; other expense also includes legal-related items

Full year
(USD millions)	FY 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	FY 2021 Core results	FY 2020 Core results

Gross profit	4 725	236	18		70	5 049	5 279

Operating income	1 600	236	34		194	2 064	2 334

The following are adjustments to arrive at core gross profit

Cost of goods sold	-5 147	236	18		70	-4 823	-4 609

The following are adjustments to arrive at core operating income

Research and development	-899		9		-1	-891	-848

Other income	233		-55		-51	127	109

Other expense	-397		62		176	-159	-160

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring income and charges and related items; research and development includes adjustments to provisions; other income includes net gains from the divestment of a product; other income and other expense include legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
Fourth quarter
(USD millions)	Q4 2021 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q4 2021 Core results	Q4 2020 Core results

Gross profit	14					14	27

Operating loss	-292			78	-91	-305	-239

The following are adjustments to arrive at core operating loss

Other income	135			-11	-166	-42	-90

Other expense	-298			89	75	-134	-35

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation accruals; other expense includes transitional service fee expenses related to the Alcon distribution and adjustments to accruals

[2] Other items: other income and other expense include fair value adjustments and divestment gains and losses on financial assets, adjustments to environmental provisions and restructuring income and charges and related items

Full year
(USD millions)	FY 2021 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	FY 2021 Core results	FY 2020 Core results

Gross profit	67					67	109

Operating loss	-599			42	-134	-691	-563

The following are adjustments to arrive at core operating loss

Other income	470			-64	-377	29	-15

Other expense	-618			106	243	-269	-193

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off accruals; other income and other expense include transitional service fee income and expenses related to the Alcon distribution; other expense also includes adjustments to provisions

[2] Other items: other income includes an adjustment to a contingent consideration receivable; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, adjustments to environmental provisions and restructuring income and charges and related items

Income from associated companies
(USD millions)	Q4 2021	Q4 2020	FY 2021	FY 2020

Share of estimated Roche reported results	69	187	815	913

Prior-year adjustment			40	-64

Amortization of fair value adjustments relating to intangible assets	-6	-45	-70	-172

Gain on divestment of investment in Roche Holding AG	14 556		14 556

Net income effect from Roche Holding AG	14 619	142	15 341	677

Others	2	-1	-2	-4

Income from associated companies	14 621	141	15 339	673

Core income from associated companies
(USD millions)	Q4 2021	Q4 2020	FY 2021	FY 2020

Income from associated companies	14 621	141	15 339	673

Share of estimated Roche core adjustments	28	88	210	322

Roche prior year adjustment				102

Gain on divestment of investment in Roche Holding AG	-14 556		-14 556

Core income from associated companies	93	229	993	1 097

Net debt
Condensed consolidated changes in net debt
Fourth quarter
(USD millions)	Q4 2021	Q4 2020

Change in cash and cash equivalents	5 196	664

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	18 212	209

Change in net debt	23 408	873

Net debt at October 1	-24 276	-25 354

Net debt at December 31	-868	-24 481

Condensed consolidated changes in net debt
Full year
(USD millions)	FY 2021	FY 2020

Change in cash and cash equivalents	2 749	-1 454

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	20 864	-7 089

Change in net debt	23 613	-8 543

Net debt at January 1	-24 481	-15 938

Net debt at December 31	-868	-24 481

Components of net debt
(USD millions)	Dec 31, 2021	Dec 31, 2020

Non-current financial debts	-22 902	-26 259

Current financial debts and derivative financial instruments	-6 295	-9 785

Total financial debts	-29 197	-36 044

Less liquidity

Cash and cash equivalents	12 407	9 658

Marketable securities, commodities, time deposits and derivative financial instruments	15 922	1 905

Total liquidity	28 329	11 563

Net debt at end of period	-868	-24 481

Share information
	Dec 31, 2021	Dec 31, 2020

Number of shares outstanding	2 234 939 948	2 256 822 048

Registered share price (CHF)	80.28	83.65

ADR price (USD)	87.47	94.43

Market capitalization (USD billions) [1]	196.1	214.3

Market capitalization (CHF billions) [1]	179.4	188.8

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS consolidated statements of cash flows to free cash flow:
Fourth quarter
	Q4 2021			Q4 2020

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	3 884		3 884	4 005		4 005

Net cash flows from/used in investing activities from continuing operations [1,2]	4 563	-5 420	-857	-569	-94	-663

Net cash flows used in investing activities from discontinued operations [3]				-2	2	0

Net cash flows from/used in investing activities	4 563	-5 420	-857	-571	-92	-663

Net cash flows used in financing activities from continuing operations [4]	-3 251	3 251	0	-2 923	2 923	0

Net cash flows used in financing activities from discontinued operations [3]				-13	13	0

Net cash flows used in financing activities	-3 251	3 251	0	-2 936	2 936	0

Free cash flow			3 027			3 342

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] For the fourth quarter of 2020 free cash flow, proceeds from the sale of financial assets exclude the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 44 million.

[3] Net cash flows used in investing activities from discontinued operations are activities associated with acquisitions and divestments of businesses which are excluded from the free cash flow. Net cash flows used in financing activities from discontinued operations are excluded from free cash flow. Free cash flow from discontinued operations in the fourth quarter of 2021 and 2020 was nil.

[4] Net cash flows used in financing activities are excluded from the free cash flow.
Full year
	FY 2021			FY 2020

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	15 071		15 071	13 650		13 650

Net cash flows from/used in investing activities from continuing operations [1,2]	4 208	-5 997	-1 789	-13 055	11 096	-1 959

Net cash flows used in investing activities from discontinued operations [3]				-127	127	0

Net cash flows from/used in investing activities	4 208	-5 997	-1 789	-13 182	11 223	-1 959

Net cash flows used in financing activities from continuing operations [4]	-16 264	16 264	0	-2 158	2 158	0

Net cash flows used in financing activities from discontinued operations [3]				-50	50	0

Net cash flows used in financing activities	-16 264	16 264	0	-2 208	2 208	0

Free cash flow			13 282			11 691

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] For the free cash flow in 2020, proceeds from the sale of financial assets exclude the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 276 million.

[3] Net cash flows used in investing activities from discontinued operations are activities associated with acquisitions and divestments of businesses which are excluded from the free cash flow. Net cash flows used in financing activities from discontinued operations are excluded from free cash flow. Free cash flow from discontinued operations was nil in 2021 and 2020.

[4] Net cash flows used in financing activities are excluded from the free cash flow.

The following table is a summary of the free cash flow:
Fourth quarter
(USD millions)	Q4 2021	Q4 2020

Operating income	2 562	2 644

Adjustments for non-cash items
Depreciation, amortization and impairments	1 531	1 548

Change in provisions and other non-current liabilities	100	75

Other	172	-171

Operating income adjusted for non-cash items	4 365	4 096

Dividends received from associated companies and others	2	1

Interest and other financial receipts	5	181

Interest and other financial payments	-192	-232

Income taxes paid	-883	-618

Payments out of provisions and other net cash movements in non-current liabilities	-589	-645

Change in inventory and trade receivables less trade payables	893	1 000

Change in other net current assets and other operating cash flow items	283	222

Net cash flows from operating activities	3 884	4 005

Purchases of property, plant and equipment	-460	-521

Proceeds from sale of property, plant and equipment	74	82

Purchases of intangible assets	-517	-502

Proceeds from sale of intangible assets	84	176

Purchases of financial assets	-67	-105

Proceeds from sale of financial assets [1]	34	212

Purchases of other non-current assets	-5	-7

Proceeds from sale of other non-current assets	0	2

Free cash flow	3 027	3 342

[1] For the fourth quarter of 2020 free cash flow, proceeds from the sale of financial assets exclude the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 44 million.

Full year
(USD millions)	FY 2021	FY 2020

Operating income	11 689	10 152

Adjustments for non-cash items
Depreciation, amortization and impairments	6 075	6 129

Change in provisions and other non-current liabilities	896	1 411

Other	59	260

Operating income adjusted for non-cash items	18 719	17 952

Dividends received from associated companies and others	525	490

Interest and other financial receipts	13	511

Interest and other financial payments	-966	-742

Income taxes paid	-2 342	-1 833

Payments out of provisions and other net cash movements in non-current liabilities	-1 119	-2 437

Change in inventory and trade receivables less trade payables	-329	-730

Change in other net current assets and other operating cash flow items	570	439

Net cash flows from operating activities	15 071	13 650

Purchases of property, plant and equipment	-1 378	-1 275

Proceeds from sale of property, plant and equipment	240	88

Purchases of intangible assets	-1 593	-1 310

Proceeds from sale of intangible assets	748	380

Purchases of financial assets	-191	-230

Proceeds from sale of financial assets [1]	442	447

Purchases of other non-current assets	-61	-61

Proceeds from sale of other non-current assets	4	2

Free cash flow	13 282	11 691

[1] For the free cash flow in 2020, proceeds from the sale of financial assets exclude the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 276 million.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q4 2021	Average rates Q4 2020	Average rates FY 2021	Average rates FY 2020	Period-end rates Dec 31, 2021	Period-end rates Dec 31, 2020

1 CHF	1.085	1.106	1.094	1.066	1.093	1.135

1 CNY	0.156	0.151	0.155	0.145	0.157	0.153

1 EUR	1.144	1.192	1.183	1.141	1.131	1.229

1 GBP	1.349	1.320	1.376	1.283	1.351	1.365

100 JPY	0.880	0.957	0.912	0.937	0.868	0.970

100 RUB	1.377	1.312	1.357	1.389	1.336	1.337

Currency impact on key figures
The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Fourth quarter
	Change in USD % Q4 2021	Change in constant currencies % Q4 2021	Percentage point currency impact Q4 2021	Change in USD % Q4 2020	Change in constant currencies % Q4 2020	Percentage point currency impact Q4 2020

Total Group
Net sales to third parties	4	6	-2	3	1	2

Operating income	-3	-1	-2	45	51	-6

Net income	nm	nm	nm	86	93	-7

Basic earnings per share (USD)	nm	nm	nm	84	93	-9

Core operating income	9	12	-3	1	2	-1

Core net income	3	6	-3	2	3	-1

Core basic earnings per share (USD)	4	7	-3	2	3	-1

Innovative Medicines
Net sales to third parties	5	7	-2	3	1	2

Operating income	3	6	-3	8	12	-4

Core operating income	12	15	-3	3	3	0

Sandoz
Net sales to third parties	0	2	-2	2	0	2

Operating income	4	4	0	nm	nm	nm

Core operating income	0	0	0	2	3	-1

Corporate
Operating loss	-156	-154	-2	41	45	-4

Core operating loss	-28	-28	0	-35	-28	-7

nm = not meaningful

Currency impact on key figures
Full year
	Change in USD % FY 2021	Change in constant currencies % FY 2021	Percentage point currency impact FY 2021	Change in USD % FY 2020	Change in constant currencies % FY 2020	Percentage point currency impact FY 2020

Total Group
Net sales to third parties	6	4	2	3	3	0

Operating income	15	13	2	12	19	-7

Net income	198	195	3	13	20	-7

Basic earnings per share (USD)	202	200	2	14	21	-7

Core operating income	8	6	2	9	13	-4

Core net income	7	5	2	9	12	-3

Core basic earnings per share (USD)	9	7	2	9	13	-4

Innovative Medicines
Net sales to third parties	8	6	2	3	4	-1

Operating income	17	15	2	-1	4	-5

Core operating income	12	10	2	8	11	-3

Sandoz
Net sales to third parties	0	-2	2	-1	0	-1

Operating income	53	48	5	89	106	-17

Core operating income	-12	-14	2	11	15	-4

Corporate
Operating loss	nm	nm	nm	nm	nm	nm

Core operating loss	-23	-20	-3	11	14	-3

nm = not meaningful

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continues,” “to advance,” “progressing,” “expected,” “to grow,” “long-term,” “growth,” “looking ahead,” “continue,” “to invest,” “driven,” “pioneering,” “expect,” “will,” “to drive,” “growth drivers,” “remains,” “remain,” “outlook,” “guidance,” “transformative,” “continuing,” “confident,” “to maintain,” “to meet,” “ongoing,” “launch,” “growing,” “to support,” “can,” “pipeline,” “investigational,” “submissions,” “focus,” “innovation,” “focus,” “innovation,” “potential,” “priority,” “prevail,” “proposes,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions, including the acquisition of Gyroscope Therapeutics; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding the strategic review of Sandoz; or regarding our commitment to carbon neutral emissions by 2030 and net zero emissions by 2040. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, including Gyroscope Therapeutics, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Novartis issued its 2021 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2021 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its Novartis in Society Integrated Report 2021 today, and it is available at www.novartis.com.
Important dates
March 4, 2022
Annual General Meeting
April 26, 2022
First quarter 2022 results
July 19, 2022
Second quarter & Half year 2022 results
October 25, 2022
Third quarter & Nine months 2022 results